UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one).

☐ Form C — Offering Statement
☐ Form C-U — Progress Update
☑ Form C/A — Amendment to Offering Statement
    ☑ *This amendment is material and investors must reconfirm within five business days.*
☐ Form C-AR — Annual Report
☐ Form C-AR/A — Amendment to Annual Report
☐ Form C-TR — Termination of Reporting

Name of issuer
151 Coffee, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    July 19, 2017

Physical address of issuer
8925 Sterling St, Suite 260, Irving, TX 75063

Website of issuer
151coffee.com

Name of co-issuer
151 Coffee Equity, LLC

Legal status of co-issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

Date of organization
November 19, 2025

Physical address of co-issuer
8925 Sterling St #260, Irving, TX 75063

Website of co-issuer
151coffeeequity.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Cash-based success fee equal to 5.0% of the total dollar amount raised in the Offering, payable after each successful closing (including any interim closings). The Issuer has already paid a $10,000.00 flat commission fee, which will be credited toward the total commission due in connection with the Offering if the total amount raised exceeds $200,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class B Non-Voting Shares

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.25

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$2,000,000.00

Deadline to reach the target offering amount
March 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
320

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$22,497,479.00	$18,315,889.00
Cash & Cash Equivalents	$421,664.00	$1,041,422.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$290,818.00	$174,493.00
Long-term Debt	$10,194,427.00	$7,564,874.00
Revenues/Sales	$13,931,915.00	$11,612,946.00
Cost of Goods Sold	$8,216,025.00	$6,848,619.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,264,025.00	-$320,883.00

Company's EBITDA
The Company's EBITDA for 2024 and 2023 was $1,013,013 and $1,173,867 respectively.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island,

South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 5, 2025

FORM C/A

Up to $2,000,000.00

151 Coffee, LLC



Class B Non-Voting Shares

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by 151 Coffee, LLC, a Nevada Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, 151 Coffee Equity, LLC, a Texas Limited Liability Company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class B Non-Voting Shares of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Class B Non-Voting Shares to fund its purchase of the Company's Class B Non-Voting Shares. As described more fully below; in purchasing the Co-Issuer's Class B Non-Voting Shares, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Class B Non-Voting Shares on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Class B Non-Voting Shares to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's and the Co-Issuer's Class B Non-Voting Shares (collectively, the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $25,000.00 and up to $2,000,000.00 from Investors in the Offering. The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the

Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the Class B Non-Voting Shares, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee equal to 5.0% of the total dollar amount raised in the Offering, payable after each successful closing (including any interim closings). The Issuer has already paid a $10,000.00 flat commission fee, which will be credited toward the total commission due in connection with the Offering if the total amount raised exceeds $200,000.00.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$0	$250.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$2,000,000.00	$100,000.00	$1,900,000.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.
(2) This excludes the $10,000 flat commission fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at 151coffee.com no later than 120 days after the end of the

Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C/A/A is December 5, 2025.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND

CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

ISSUANCE, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers shared or respective websites at: 151coffee.com and 151coffeeequity.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:

1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Issuers do not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

151 Coffee, LLC (the "Company") is a Nevada Limited Liability Company, formed on July 19, 2017. The Company is currently also conducting business under the name of 151 Coffee.

The Company is located at 8925 Sterling St, Suite 260, Irving, TX 75063.

The Company's website is 151coffee.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

151 Coffee Equity, LLC (the "Co-Issuer") is a Texas Limited Liability Company, formed on November 19, 2025.

The Co-Issuer is located at 8925 Sterling St #260, Irving, TX 75063.

The Co-Issuer's website is 151coffeeequity.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

151 Coffee is a fast paced, high-energy drive-through drink shop serving a selection of premium coffees, flavored teas, blended energy drinks, sodas and more. 151 Coffee is not your typical coffee shop. Fun and happiness drive our culture and music drives our speed, that's why we live by the 151 motto "it's a good day to have a good day."

The Company's Offering

Minimum amount of Class B Non-Voting Shares being offered	25,000
Total Class B Non-Voting Shares outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Class B Non-Voting Shares	2,000,000
Total Class B Non-Voting Shares outstanding after Offering (if maximum amount reached)	2,000,000
Purchase price per Security	$1.25
Minimum investment amount per investor	$250.00
Offering deadline	March 30, 2026
Use of proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

The Co-Issuer's Offering

Minimum amount of SPV Class B Non-Voting Shares being offered	25,000
Total SPV Class B Non-Voting Shares outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of SPV Class B Non-Voting Shares	2,000,000
Total SPV Class B Non-Voting Shares outstanding after Offering (if maximum amount reached)	2,000,000
Purchase price per Security	$1.25
Minimum investment amount per investor	$250.00
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide raw materials like coffee beans, milk and sweeteners for our products.
We depend on these suppliers to meet the demands of our customers and conduct our operations. Our ability to meet customers demand may be adversely affected if suppliers do not provide the agreed-upon supplies in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide these products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or component of our products.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our products.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source

of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a retailer of Food and Beverage, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We will suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online

operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the products we provide to customers, and damage our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with ongoing protection of our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural

disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase, and our operational flexibility could be reduced.

Despite continual organizing attempts by labor unions, our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Mark Wattles, the Company's Founder & CEO of the Company. The loss of Mark Wattles could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2024, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Dillanos Coffee Roasters

Service: Roasted Coffee Beans

% of such service: 6.0%

Supplier or Description: Torani Syrups, Sauce & Purees

Service: Sweetened flavoring for drinks

% of such service: 8.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including licenses and franchises in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's

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attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Mark Wattles in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Mark Wattles die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union Shares and sales taxes. A

number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party co-manufacture with one location to manufacture all of our products.

The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturer[s] to maintain the quality of our products.

The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturer is also required to comply with all federal, state and local laws with respect to food safety. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The coffee and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products, and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

There are general economic risks associated with the restaurant and bar/tavern industry.

Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use, particularly beef;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products particularly coffee, caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property, and our restaurant is located on a leased premises. Our leases have terms of 10-15 years and provide for various renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the second and third calendar quarter. As a result, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Risks Related to the Securities

The Class B Non-Voting Shares will not be freely tradable until one year from the initial purchase date. Although the Class B Non-Voting Shares may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Non-Voting Shares. Because the Class B Non-Voting Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Non-Voting Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Non-Voting Shares may also adversely affect the price that you might be able to obtain for the Class B Non-Voting Shares in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Manager and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Company Operating Agreement.

Purchasers Will Not Participate in Management
Our Manager has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Nevada law. Please consult the Limited Liability Company Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

151 Coffee is a fast-paced, high-energy drive-through coffee shop serving a selection of premium coffees, flavored teas, blended energy drinks, sodas and more. 151 Coffee is not your typical coffee shop. Fun and happiness drive our culture and music drives our speed, that's why we live by the 151 motto "it's a good day to have a good day."

Business Plan - The Company

151 Coffee is an emerging player in the "Fast, Fun, Friendly" drive-thru segment — with two key advantages: early development of a profitable model and leadership experience in rolling out large-scale national consumer businesses. 151 Coffee's plan is to leverage its traction and the founder's experience to pursue nationwide growth. Our aim is to build approximately 1,000 stores over the next 10 years, targeting $2 billion in revenue.

Business Plan - The Co-Issuer

151 Coffee Equity, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Texas in Texas and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

151 Coffee, LLC was involved in a spin-off from its then parent company 151, LLC December 31, 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Coffee, Energy Drinks, Teas, Refreshers, Infused Sodas	Coffee, Energy Drinks, Teas, Refreshers, and Infused Sodas	According to industry research, the U.S. coffee market exceeds $100 billion annually, with approximately $56 billion attributed specifically to coffee-related beverages. (Source: Robert W. Baird & Co. research report; Black Rock Coffee 2023 industry analysis.)

Breakfast foods and snacks in one test store. Some of the proceeds may be used for new product testing or other general corporate purposes.

All products are distributed by third parties directly to our drive thru coffee shops.

Competition

The Company operates in a highly competitive market that includes national and regional brands such as Starbucks Coffee Company, Dunkin Donuts, Dutch Bros Coffee, 7 Brew, and Black Rock Coffee Bar.

151 Coffee distinguishes itself by focusing on a fast, energetic drive-through experience, emphasizing friendly customer service and consistent drink quality across its 15 locations in Texas and Kansas. The Company's operational model prioritizes speed, music-driven energy, and customer engagement, which it believes aligns with consumer demand for convenient and upbeat service environments.

Supply Chain and Customer Base

151 Coffee sources its coffee through major US coffee roasters. Dairy is sourced locally from nearby dairy providers. Most other products are sourced through Sysco distribution.

At present the Company has over 150,000 Rewards customers making up approximately 85% of revenue.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
151, LLC	151 Coffee, LLC	151 Coffee has the 30-year exclusive right plus two 10-year options to own and operated one thousand 151 Coffee stores in the following States LA, OK, KS, NB, SD, ND, MN, IA, WI, MS and the Dallas Ft Worth MSA. In addition to those sates 151 Coffee has the exclusive right to additional states with a total population base of 60,000,000 that are contiguous to the sates listed above. The additional states are to be determined by mutual consent with 151, LLC which approval is not to be unreasonably withheld.	December 31, 2052

See the Right to Use Agreement dated 12/31/2022.

Governmental/Regulatory Approval and Compliance

Litigation - The Company

Parties	Description	Damages	Status
Denali Properties, Inc.	Ground Lease Dispute	$0-300,000.00	Settlement proposals being exchanged.

Other

The Company's principal address is 8925 Sterling St, Suite 260, Irving, TX 75063

The Company conducts business in Texas and Kansas.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	45%	$11,250	5%	$100,000
Campaign marketing expenses or related reimbursement	0%	$0	20%	$400,000
Estimated Attorney Fees	0%	$0	2.5%	$50,000
Estimated Accountant/Auditor Fees	55%	$13,750	1%	$20,000
General Working Capital	0%	$0	71.5%	$1,430,000
Total	**100.00%**	**$25,000**	**100.00%**	**$2,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.
The use of funds other than described above may include marketing and new store opening cost.

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Company's Securities. The Company may alter the use of proceeds under the following circumstances: The Company will use the proceeds in whatever way it believes at the time is the most efficient use to maximize the long-term profitability of the Company.

MANAGERS, OFFICERS AND EMPLOYEES

Managers and Officers of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Wattles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder 07/20/2017 - Current
CEO 07/20/2017 - Current
Manager 07/20/17 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO & Manager
151 Coffee, LLC
07/20/2017- Current
Mark Wattles has been responsible for the oversight of all duties and functions at 151 Coffee since its inception.

Education

High School Diploma

Name

Mike Wattles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP of Finance 01/20/2019- Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP of Finance
151 Coffee, LLC
 01/20/2019- Current
Mike Wattles has been responsible for all duties and functions since January 20, 2019, reporting to Mark Wattles.

Education

Business Degree- BYU Marriott School of Business

Management of the Co-Issuer

Mark Wattles is the sole Manager of Co-Issuer

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 320 employees in Texas and Kansas.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding	100,000,000
Voting Rights	10 votes for each share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Class B Non-Voting Shares.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	N/A

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company.

Capitalization of the Co-Issuer

The Co-Issuer has one class of Securities that represent, on a one-to-one basis, the Class B Non-Voting Shares of the Company.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Dillanos Coffee Roasters
Amount outstanding	$1,000,000.00
Interest rate and payment schedule	8% Interest Only
Amortization schedule	Bullet payment due 02/28/26
Describe any collateral or security	N/A
Maturity date	February 28, 2026
Other material terms	N/A

Type of debt	Term Loan
Name of creditor	Wattles Capital Management LLC
Amount outstanding	$5,614,244.00
Interest rate and payment schedule	10% Interest Only
Amortization schedule	Bullet payment due 01/01/27
Describe any collateral or security	N/A
Maturity date	January 1, 2027
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Wattles Capital Management LLC
Amount outstanding	$2,578,924.00
Interest rate and payment schedule	10% Interest Only
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	January 1, 2028
Other material terms	N/A

The Co-Issuer does not have any debt.

The Company has conducted the following prior offerings in the past 3 years.

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $100,000,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

151 Coffee LLC, a private company, is wholly owned by Wattles Capital Management ("WCM").

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Wattles Capital Management	100.0%

The beneficial owners of Wattles Capital Management include:

Name	Percentage Owned Prior to Offering
Ladalsac, LLC	10%
Mike Wattles	5%
Mark Wattles	85%

Following the Offering, the Co-Issuer will own 0.0249% of the Company if the Minimum Amount or 1.96% if the Maximum Amount is raised.

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company opened its 15th location July 2025.

EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization was $1.01 million for the 12 months ended 12/31/24. EBITDA for the 9 months ended 09/30/2025 was $1.50 million.

Liquidity and Capital Resources

Th Company does not need the proceeds of the Offering to execute its plans.

The Company has the following sources of capital in addition to the proceeds from the Offering: 151 Coffee has a $5.0 million line of credit, of which, $2.93 million was drawn as of 09/30/25.

Capital Expenditures and Other Obligations

The Company has no commitments to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 2,000,000 units of Class B Non-Voting Shares for up to $2,000,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Securities to purchasers of such Class B Non-Voting Shares. The Co-Issuer is offering up to 2,000,000 units of its Class B Non-Voting Shares for up to $2,000,000.00. The Issuers are each respectively attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive

commitments from investors in an amount totaling the Minimum Amount by March 30, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion. The Issuers will each accept investments in excess of the Minimum Amount up to $2,000,000.00 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities and to obtain an indirect economic interest in the Company's you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Issuance until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $25,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations and/or a discounted cash flow model. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
Cash-based success fee equal to 5.0% of the total dollar amount raised in the Offering, payable after each successful closing (including any interim closings). The Issuer has already paid a $10,000.00 flat commission fee, which will be credited toward the total commission due in connection with the Offering if the total amount raised exceeds $200,000.00.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company will act as the Transfer Agent and Registrar for the Securities

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100,025,000 Shares outstanding, 100,000,000 of which are Class A Shares and will be held by Wattles Capital Management, LLC and 25,000 of which are Class B Non-Voting Shares and will be held by Co-Issuer.

Authorized Capitalization of the Co-Issuer

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer will have 25,000 Class B Non-Voting Shares outstanding, issued to investors in this Offering.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Class B Non-Voting Shares. Any such distributions will be made at the sole discretion of the Board of Managers. Distributions, if made, will be on a pro-rata basis, and none are guaranteed. The Class B Non-Voting Shares do not carry any preferred terms.

Because 151 Coffee Equity, LLC has elected to be taxed as a corporation, profits are generally expected to be retained within the LLC, and distributions are unlikely.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Class B Non-Voting Shares are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Class B Non-Voting Shares will not be able to transfer their Class B Non-Voting Shares without the approval of the Company. All transfers of the Class B Non-Voting Shares are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of the Class B Non-Voting Shares upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: Members will have certain rights to vote on material changes to 151 Coffee Equity, LLC operating agreement and transactions in which the 151 Coffee Equity, LLC Shares are being purchased as a group.

The Company does not have any voting agreements in place.

The Company does have an Operating Agreement in place. A description of such agreement follows: Members will have the right to sell to the Company or other purchasers only with the approval of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company has the right to repurchase the Class B Non-Voting Shares under the following conditions: there are no circumstances in which the Shares of 151 Coffee Equity, LLC may be repurchased without the approval of a majority of its outstanding Shares. Upon any such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

Below is a discussion about the Company's tax status as a partnership. The Co-Issuer is be taxed as a corporation. Each prospective investors should consult with their own tax advisor as to the particular consequences to the investor of the purchase, ownership and sale of the investor's Securities, as well as possible changes in the tax laws.

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C/A. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C/A.   No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C/A or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C/A, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the

45

Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters.   Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C/A was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C/A was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C/A and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Class B Non-Voting Shares by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Wattles Capital Management, LLC
Relationship to the Company	Wattles Capital Management is the sole shareholder of 151 Coffee, LLC
Total amount of money involved	$8,193,168.00
Benefits or compensation received by related person	Wattles Capital Management receives interest for the loan at the rate of 10%.
Benefits or compensation received by Company	The Company has access to growth capital and working capital.
Description of the transaction	Wattles Capital Management, LLC has loaned the Company $8.2 million through a $5.6 million term loan term loan and a $2.6 million line of credit as of 12/31/24.

Company Rent

Related Person/Entity	Wattles Capital Management, LLC who owns 50% of WG Real Estate.
Relationship to the Company	Wattles Capital Management, LLC is the sole shareholder of the Company.
Total amount of money involved	$396,550.00
Benefits or compensation received by related person	Annual rent in the amount described above.
Benefits or compensation received by Company	Leases of properties to operate 151 Coffee stores in for 15 years as described above.
Description of the transaction	WG Real Estate, LLC is the landlord to two of 151 Coffee, LLCs stores. One in Lawrence, KS and one in Manhattan, KS. The leases of both the sites include the land, building and improvements as needed by 151 Coffee. Both are 15-year leases with terms typical of drive through real estate sites.

Company Intellectual Property

Related Person/Entity	151, LLC
Relationship to the Company	151, LLC is owned by Wattles Capital Management
Total amount of money involved	
Benefits or compensation received by related person	Fees typical of franchisees of other similar concepts: 4.5-7% of Gross Sales, 1-2.5% in brand and technology fees, and at some point, in the future a potential mark up on products sold by 151, LLC
Benefits or compensation received by Company	151 Coffee, LLC receives support services typical of franchisees of other similar concepts together
Description of the transaction	151 Coffee, LLC owns and operates coffee shops using the 151 Concept (includes all trade dress and trademarks related to the 151 Coffee business) which is owned by 151, LLC. 151 Coffee pays royalties and other fees such as Brand fees & Tech Fees for support services provided by 151, LLC.

Company Current Interest in Property

Related Person/Entity	Wattles Capital Management, LLC who owns 50% of WG Real Estate.
Relationship to the Company	Wattles Capital Management, LLC is the sole shareholder of 151 Coffee, LLC
Total amount of money involved	$396,550.00 in annual rent
Benefits or compensation received by related person	Leases of properties to operate 151 Coffee stores in for 15 years as described above
Benefits or compensation received by Company	Leases of properties to operate 151 Coffee stores in for 15 years as described above.
Description of the transaction	WG Real Estate, LLC is the landlord to two of 151 Coffee, LLCs stores. One in Lawrence, KS and one in Manhattan, KS. The leases of both the sites include the land, building and improvements as needed by 151 Coffee. Both are 15-year leases with terms typical of drive through real estate sites.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Wattles Capital Management, LLC who owns 50% of WG Real Estate.
Relationship to the Company	Wattles Capital Management, LLC is the sole shareholder of 151 Coffee, LLC
Total amount of money involved	$396,550.00
Benefits or compensation received by related person	Receives $396,550.00 in annual rent
Benefits or compensation received by Company	Leases of properties to operate 151 Coffee stores in for 15 years as described above.
Description of the transaction	WG Real Estate, LLC is the landlord to two of 151 Coffee, LLCs stores. One in Lawrence, KS and one in Manhattan, KS. The leases of both the sites include the land, building and improvements as needed by 151 Coffee. Both

	are 15-year leases with terms typical of drive through real estate sites.

OTHER INFORMATION

Bad Actor Disclosure

The Company has conducted the required background checks on the Company and its covered persons. Based on these reviews, no disqualifying events were identified under Regulation Crowdfunding.

The background reports did note certain matters that, while **not disqualifying**, require disclosure:

- **151 Coffee, LLC** is a party to an active employment-related lawsuit in Dallas County and previously resolved an EEOC disability discrimination claim through a settlement.

- **Mark J. Wattles** is associated with several past judgment enforcement actions recorded in different states. These matters do not affect eligibility to conduct this offering.

None of the items reported constitute Bad Actor Disqualifications, and the Company remains eligible to proceed with this offering under Regulation Crowdfunding.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Wattles
(Signature)

Mark Wattles
(Name)

CEO, Manager, Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Wattles
(Signature)

Mark Wattles
(Name)

CEO, Manager, Founder
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements of Company and Co-Issuer
Exhibit B	Offering Page
Exhibit C	Video Transcript
Exhibit D	Co-Issuer's Operating Agreement
Exhibit E	Subscription Agreement
Exhibit F	Use Agreement

EXHIBIT A

Financial Statements of Company and Co-Issuer



151 Coffee, LLC
(the "Company")
a Nevada Limited Liability Company

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: 151 Coffee, LLC Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
November 19, 2025

151 COFFEE, LLC
BALANCE SHEETS

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	421,664	1,041,422
Inventory		218,753	499,609
Other Receivables		314,554	101,998
Prepaid and Other Current Assets		165,113	142,210
Total Current Assets		1,120,084	1,785,239
Non-Current Assets:			
Property & Equipment, net		10,396,104	7,931,214
Intangible Assets, net		6,110,767	6,118,525
Right of Use Assets		4,863,493	2,459,879
Other Assets		7,031	21,032
Total Non-Current Assets		21,377,395	16,530,650
TOTAL ASSETS		22,497,479	18,315,889
LIABILITIES AND EQUITY			
Current Liabilities:			
A/P and Accrued Expenses		877,707	841,257
Interest Payable		7,770	10,854
Unearned Revenue		275,314	205,992
Loans Payable - ST		15,234	36,304
Finance Leases - ST		275,584	138,189
Right of Use Leases - ST		805,244	463,514
Total Current Liabilities		2,256,853	1,696,110
Non-Current Liabilities:			
Loans Payable - LT		1,150,004	1,165,238
Term Loan -Related Party		5,614,244	5,073,692
Line of Credit -Related Party		2,578,924	1,026,265
Finance Lease - LT		851,255	299,679
Right of Use Leases - LT		4,824,107	2,568,788
Total Non-Current Liabilities		15,018,534	10,133,662
TOTAL LIABILITIES		17,275,387	11,829,772
EQUITY			
Member's Capital		6,807,000	6,807,000
Accumulated Deficit		(1,584,908)	(320,883)
TOTAL EQUITY		5,222,092	6,486,117
TOTAL LIABILITIES AND EQUITY	$	22,497,479	18,315,889

See Accompanying Notes to these Audited Financial Statements

151 COFFEE, LLC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net Revenue	$	13,931,915	11,612,946
Cost of Sales		8,216,025	6,848,327
Gross Profit		5,715,890	4,764,619
Operating Expenses			
Selling, General and Administrative Expenses		4,702,095	3,577,145
Depreciation and Amortization		1,340,163	1,088,835
Total Operating Expenses		**6,042,258**	**4,665,980**
Total Income (Loss) from Operations		**(326,368)**	**98,639**
Other Income (Expense)			
Gain (Loss) on Sales of Assets		(782)	(13,607)
Interest Expense		(936,875)	(405,915)
Total Other Income (Expense)		**(937,657)**	**(419,522)**
Net Income (Loss)		**(1,264,025)**	**(320,883)**
EBITDA (Earnings before interest, tax, depreciation & amortization)			
Interest Expense		936,875	405,915
Depreciation and Amortization		1,340,163	1,088,835
EBITDA	$	**1,013,013**	**1,173,867**

See Accompanying Notes to these Audited Financial Statements

151 COFFEE, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	$ Amount	Retained Earnings (Deficit)	Total Members' Equity
Beginning balance at 1/1/23	6,807,000	-	6,807,000
Net income (loss)		(320,883)	(320,883)
Ending balance at 12/31/23	6,807,000	(320,883)	6,486,117
Net income (loss)	-	(1,264,025)	(1,264,025)
Ending balance at 12/31/24	6,807,000	(1,584,908)	5,222,092

See Accompanying Notes to these Audited Financial Statements

151 COFFEE, LLC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(1,264,025)	(320,883)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation and Amortization		1,340,163	1,088,835
Loss on disposal of property and equipment		782	13,607
Non-cash lease expense		185,107	38,967
Increase in paid-in-kind interest		743,211	79,214
Net changes in assets and liabilities:			
Inventory		280,856	154,627
Prepaid and Other Assets		(221,458)	(159,816)
A/P and Accrued Expenses		36,450	138,802
Interest Payable		(3,084)	(3,099)
Unearned Revenue		69,322	37,613
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		2,431,349	1,388,751
Net Cash provided by (used in) Operating Activities		1,167,324	1,067,867
INVESTING ACTIVITIES			
Purchase of property & equipment		(2,785,723)	(3,222,819)
Purchase of intangible assets		-	(1,312,500)
Proceeds from the sale of assets		6,780	12,805
Net Cash used in Investing Activities		(2,778,943)	(4,522,514)
FINANCING ACTIVITIES			
Borrowing (Payments) under other long term debt		(36,304)	(35,944)
Borrowing (Payments) under term loan		-	2,813,262
Borrowing (Payments) under line of credit		1,350,000	1,020,743
Proceeds from (payments on) finance leases		(321,835)	(207,328)
Member's Capital		-	-
Net Cash provided by Financing Activities		991,861	3,590,733
Cash at the beginning of period		1,041,422	905,336
Net Cash increase (decrease) for period		(619,758)	136,086
Cash at end of period	$	421,664	1,041,422

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	204,100	331,978
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities		
Assets purchased through finance leases	$1,019,134	$512,076
Right of use assets recognized on operating leases	3,279,650	1,332,077

See Accompanying Notes to these Audited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

151 Coffee, LLC ("the Company") is a Nevada limited liability company established in 2017. It originally operated as a subsidiary of 151, LLC a separate Nevada entity that owns the 151 brand and related trademarks. 151, LLC is owned by Wattles Capital Management LLC and managed by Mark Wattles. Through December 31, 2022, the Company's financial results were consolidated with those of 151, LLC for both internal and tax reporting purposes. A subsequent spin-off was completed on December 31, 2022 for the primary purpose of 151 Coffee, LLC becoming the entity that owns all 151 Coffee stores that are owned and controlled by Mark Wattles and / or Wattles Capital Management. Headquartered in the Dallas–Fort Worth metro area, the Company operates under the 151 Coffee brand, generating revenue from the sale of specialty coffees, teas, energy drinks, sodas, smoothies, and refreshers offered through both walk-up and drive-thru service formats.

Since opening its first store in 2017, the Company has expanded to 12 locations in the Dallas–Fort Worth region and one in Lawrence, Kansas as of December 31, 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $421,664 and $1,041,422 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Other Receivables

Other receivables are recognized when amounts are due to the Company for reimbursement or repayment of expenses advanced on behalf of third parties. These receivables are stated at estimated net realizable value, with periodic reviews conducted for collectability. An allowance for doubtful accounts is established if collection becomes doubtful.

The Company's other receivables primarily represent reimbursements for new store opening costs and rent payments made by the Company prior to store openings for locations operated under license from 151, LLC. 151, LLC is a separate legal entity and operates independently as licensor of the 151 Coffee brand. No ownership or control relationship exists between the two entities. Management anticipates full collection of the outstanding receivable in the ordinary course of business, and accordingly, no allowance for doubtful accounts has been recorded for this balance.

As of December 31, 2024 and 2023, the balance of other receivables was $314,554 and $101,998, respectively.

_____

Inventory

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Inventory consisted primarily of beverage ingredients and related supplies. Inventory balances were $218,753 and $499,609 at December 31, 2024 and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and any resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Equipment acquired under finance leases is classified as equipment held under finance leases and is included in property and equipment. At commencement, such equipment is recorded at the present value of future lease payments, in accordance with ASC 842. Depreciation of equipment held under finance leases is provided on a straight-line basis over the lease term of the asset. The related finance lease liability is presented separately on the balance sheet and further described in Note 4.

The Company reviews the carrying value of property and equipment, including equipment held under finance leases, for impairment whenever events and circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In cases where undiscounted expected future cash flows are less than carrying value, an impairment loss is recognized equal to the excess of carrying value over fair value. Management considers current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, and competition in its assessment. Based on this assessment, there was no impairment for December 31, 2024 and 2023.

Depreciation expense was $1,332,405 and $1,082,360 for the years ended December 31, 2024 and 2023, respectively, and is included in the statements of operations.

A summary of the Company's property and equipment is shown below

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	295,565	218,138
Office Furniture and Equipment	5	395,467	308,062
Other Equipment	5-7	1,958,517	1,791,939
Leasehold Improvements	10-15	10,147,661	7,922,504
Construction in Progress	-	205,748	-
Equipment Held under Finance Lease	5	1,875,098	841,761
Less Accumulated Depreciation	-	(4,481,952)	(3,151,190)
Totals		**10,396,104**	**7,931,214**

_____

Right of Use Assets

The Company recognizes right-of-use ("ROU") assets for its operating leases in accordance with ASC 842. ROU assets represent the Company's right to use specified underlying assets over the lease term. They are initially measured at the amount of the initial lease liability, adjusted for prepaid lease payments, initial direct costs, and lease incentives received.

ROU assets are subsequently measured at cost, net of accumulated amortization and any impairment losses. Amortization is recognized on a straight-line basis over the lease term. Significant judgments in measuring ROU assets include determining whether a contract contains a lease, evaluating the lease term when renewal or termination options are present, and assessing the impact of any residual value guarantees.

The related operating lease liabilities are presented separately on the balance sheet, with operating lease expenses recognized in the income statement and further described in Note 4. As of December 31, 2024 and 2023, the balances amounted to $4,863,493 and $2,459,879, respectively.

Intangible Assets-Brand Rights

Brand rights intangible assets are recorded at cost and represent amounts paid for the right to operate under third-party brand rights agreements. These assets typically consist of licenses and trademarks that grant the Company the right to use the 151 Coffee brand in each of its stores. Brand rights intangible assets are presented separately on the Company's balance sheet and amortized on a straight-line basis over the estimated useful life for each of the stores. The Company evaluates the carrying amounts of brand rights intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. If impairment indicators are present, the Company performs an evaluation and recognizes any necessary impairment charge in the period identified. The Company applies relevant GAAP guidance, including ASC 350, Intangibles-Goodwill and Other, in accounting for these assets

Amortization expenses of $7,758 and $6,475 were recorded in the statements of operations for the years ended December 31, 2024 and 2023, respectively.

A summary of the Company's intangible assets is shown below.

Property Type	Useful Life in Years	2024	2023
Brand Rights	30	6,125,000	6,125,000
Accumulated Amortization	-	(14,233)	(6,475)
Totals		**6,110,767**	**6,118,525**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition", following the procedures:

Step 1: Identify the contract(s) with customers

151 Coffee, LLC
Notes to the Audited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling coffee and other specialty beverages to customers at its physical store locations through walk-up and drive-thru interactions. The Company's payments are collected at the time of service. The Company's primary performance obligation is to prepare and deliver the purchased beverage to the customer.

Revenue is recognized at the time the beverage is delivered, which coincides with the satisfaction of the Company's performance obligation. Coincident with revenue recognition, the Company records estimated returns, if any, as a reduction of revenue. Revenue is also reported net of discounts, which primarily consist of promotional price reductions and customer loyalty incentives provided to encourage repeat purchases.

The Company also sells gift cards, which represent advance payments for future purchases. Upon sale, the proceeds from gift cards are recorded as a contract liability (gift card liability), classified as unearned revenue on the balance sheet until the cards are redeemed by customers. Revenue related to gift cards is recognized when the cards are redeemed and the beverages are delivered, thereby satisfying the related performance obligation. Unredeemed gift card balances remain recorded as contract liabilities and are recognized as revenue upon redemption or when the likelihood of future redemption becomes remote, in accordance with the Company's gift card breakage policy. As of December 31, 2024 and 2023, unearned revenue pertaining to gift card liabilities amounted to $275,314 and $205,992, respectively.

<u>Selling, General and Administrative</u>

Selling, general, and administrative expenses not directly related to the Company's core products or services principally represent costs required to support store operations and broader business functions. These expenses include coffee equipment repairs, facility and grounds maintenance, professional fees, operating lease expense, employee compensation, credit card processing fees, property taxes, and utilities. The category also encompasses office and store supplies necessary for maintaining operations and ensuring compliance with health and safety standards. Advertising costs, which are included in SG&A expenses, totaled $87,423 and $88,191 as of December 31, 2024 and December 31, 2023, respectively.

<u>Income Taxes</u>

The Company is a pass-through entity and therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

_____

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Non-current liabilities include a term loan granted in 2022, with an outstanding balance of $5,614,244 as of December 31, 2024, and a line of credit granted also in 2022, with an outstanding balance of $2,578,924 as of December 31, 2024. Both borrowings were provided to the Company by its sole member, Wattles Capital Management, LLC. Additional details regarding these loans are provided in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES AND COMPLIANCE WITH LAWS AND REGULATIONS

In November 2024, the Company received a notice from the Internal Revenue Service concerning compliance with the requirement to offer minimum essential health coverage to employees for the period ended December 31, 2021. The Company is currently reassessing its full-time employee count for that period to determine its status under the Affordable Care Act and the applicability of the inquiry. If it is determined that the Company should have offered minimum essential coverage but did not, penalties or corrective actions may result. As of December 31, 2024, the outcome and any potential financial impact cannot be reasonably estimated. Except for this matter, the Company is not involved in, nor aware of, any pending or threatened litigation against itself or its officers, and continues to comply with all applicable laws and regulations.

<u>Leases</u>

The Company maintains finance leases mainly for store equipment used in operations, with agreements executed between 2020 and 2024. Lease terms and payments vary by arrangement, with discount rates ranging from 7% to 15% depending on the specific lease.

The Company also has operating leases for land and for land and buildings at store locations, with agreements signed between 2016 and 2024. Lease payments vary by agreement, typically increase at specified intervals, and discount rates range from 8% to 14% depending on the lease.

_____

A summary as of December 31, 2024 of the above operating and finance lease information primarily as to related expenses, cash flows and liabilities is shown below:

		Finance Lease	Operating Lease
Lease expense			
Finance lease Interest expense		114,973	-
Amortization of ROU Assets		-	758,401
Operating Lease Expense		-	949,990
Other Information			
Operating cash flows from operating leases		-	976,531
Operating cash flows from finance leases (Interest)		114,973	-
Financing cash flows from finance leases (principal portion)		320,996	-
ROU assets obtained in exchange for new finance lease liabilities		1,019,134	-
Weighted-average remaining lease term in years for operating leases		-	12
Weighted-average discount rate for operating leases		-	11%
Weighted-average remaining lease term in years for finance leases		4	-
Weighted-average discount rate for finance leases		11%	-
Maturity Analysis			
	2025	386,310	1,249,267
	2026	386,310	1,274,266
	2027	347,676	1,205,195
	2028	214,570	1,208,667
	2029	51,177	1,221,465
	Thereafter	-	7,611,306
Total undiscounted cash flows		1,386,043	13,770,166
Less: Present value discount		(259,204)	(8,140,815)
Total lease liabilities		1,126,839	5,629,351

NOTE 5 – LIABILITIES AND DEBT

Loans

In June 2020, the Company was granted an Economic Injury Disaster Loan (EIDL) with a principal amount of $150,000. The loan bears interest at an annual rate of 3.8% and matures in December 2052. The Company makes fixed monthly payments of $731, which are allocated first to accrued interest based on the outstanding principal balance, with the remainder applied to reduce principal.

In May 2020, the Company was granted a Paycheck Protection Program (PPP) loan with a principal amount of $385,000. The loan bears interest at an annual rate of 1% and matures in June 2025. The Company is obligated to make fixed monthly payments of $3,055, which are allocated to accrued interest and principal reduction over the term of the loan.

In March 2021, the Company entered into a loan agreement with Dillanos with a principal amount of $1,000,000. The loan bears interest at an annual rate of 8% and matures in February 2026. Under the terms of the agreement, the Company is required to make monthly interest payments, with no principal payments due until maturity. The full principal balance of $1,000,000 remains payable at the maturity date.

_____

Loans- Related Party

In 2022, the Company entered into a loan agreement with Wattles Capital Management, LLC (WCM) with an initial principal balance of $2,057,993. Between 2022 and 2023, the Company made additional borrowings totaling $2,942,007, resulting in an aggregate outstanding principal of $5,000,000 as of December 31, 2023 and 2024.

Borrowings under the agreement bore interest at an annual rate of 6% through December 31, 2023. Beginning in 2024, the interest rate increased to 10% per annum. Interest accrues monthly, and no periodic payments of principal or interest are required during the term of the loan. The full principal balance, together with accrued interest, is payable in a lump sum upon maturity in 2027. Interest is payable in kind (PIK), meaning that accrued interest may be added to the outstanding principal balance rather than paid in cash during the term. As of December 31, 2024 and 2023, the outstanding principal balance includes $614,244 and $73,692, respectively, of unpaid, capitalized PIK interest. The term "principal balance" refers to the total of amounts originally advanced, additional borrowings, and all accrued and unpaid PIK interest that has been added to principal.

Additionally, in 2022, the Company entered into a revolving line of credit agreement with WCM, providing for maximum borrowings of up to $5,000,000. During 2023, the Company drew $1,236,738 and subsequently repaid approximately $215,995. In 2024, the Company drew an additional $1,350,000 under the facility. Borrowings under the line bore interest at an annual rate of 6% through December 31, 2023. Beginning in 2024, the interest rate increased to 10% annually, with interest accruing monthly. No monthly payments of principal or interest are required during the term of the agreement. The full principal balance, together with accrued interest, is payable in a lump sum upon maturity in 2028. Interest is also payable in kind and is added to the principal balance. As of December 31, 2024 and 2023, the principal balance includes $208,181 and $5,522, respectively, of unpaid, capitalized PIK interest. The balance disclosed incorporates amounts borrowed and accrued, unpaid PIK interest as of the respective dates.

Details of the Company's loans are presented below:

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	385,000	1%	6/5/2025	15,234	4	15,238	36,304	15,238	51,542
EIDL Loan	150,000	4%	12/31/2052	-	150,000	150,000	-	150,000	150,000
Dillanos Loan	1,000,000	8%	2/28/2026	-	1,000,000	1,000,000	-	1,000,000	1,000,000
WCM Term	5,073,692 as of 12/31/2023 and 5,614,244 as of 12/31/2024	6-10%	1/1/2027	-	5,614,244	5,614,244	-	5,073,692	5,073,692
WCM LOC	1,026,265 as of 12/31/2023 and 2,578,924 as of 12/31/2024	6-10%	1/1/2028	-	2,578,924	2,578,924	-	1,026,265	1,026,265
Total				15,234	9,343,172	9,358,406	36,304	7,265,195	7,301,499

151 Coffee, LLC
Notes to the Audited Financial Statements
December 31st, 2024 and December 31, 2023

_____

5 Year Debt Maturities

2025	15,238
2026	1,000,000
2027	5,616,194
2028	2,582,097
2029	3,311
2030 and Beyond	141,566
Totals	**$9,358,406**

NOTE 6 – EQUITY

The Company is a limited liability company that is wholly owned by WCM. Members' equity represents WCM's investment in the Company and consists of the initial capital contributions and cumulative net income or loss. As a single-member LLC, all equity interests are held by WCM, and no other members or classes of ownership exist.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 19, 2025, the date these financial statements were available to be issued.

Subsequent to December 31, 2024, the Company entered into nine new lease agreements: two operating leases for buildings in Manhattan, Kansas, and in Overland Park, Kansas and seven finance leases for equipment. All leases commenced in 2025 and have multi-year terms.



LEARN ABOUT INVESTING IN 151 COFFEE ($500 MIN)

151 COFFEE: BREWING THE NEXT BILLION-DOLLAR COFFEE BRAND

AS A REWARDS MEMBER, WE HAVE AN EXCITING OPPORTUNITY FOR YOU – CHECK IT OUT



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OFFERING TERMS

Price Per Share	1.25
Minimum Investment	**$500**
Minimum offering size	**$15,000**
Maximum offering size	**$2 Million**

INVEST IN 151 COFFEE

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WANT TO LEARN MORE ABOUT OUR AWESOME FOUNDER AND HIS VISION, CHECK THESE OUT



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GET FIRST DIBS ON OWNING 151 COFFEE

151 Coffee's founder, Mark Wattles, has invested **over $15 Million** of his money to create the brand and build the first 15 stores. 151 is now **raising additional capital to kick off its growth stage.**

Before we open this investment opportunity to the public, we're letting **our most loyal fans – YOU** – take a front-row seat with an early start and special Reward with an investment of $500 or more.

You already know the brand and love our coffee. And now, you can be part of the story in a whole new way. **Not just a loyal customer. An OWNER.** So grab your favorite drink, and let's talk about how you can own a piece of the fastest-growing drive-thru coffee brand in the game.





HIGHLIGHTS	OPPORTUNITY	EXPERIENCE	BUSINESS MODEL	EXPANSION	INVESTOR PERKS	FAQS

HIGHLIGHTS


$17 Million in revenue in the 12 months ending September 30, 2025, with **$1.9 Million** in operating profit.


160,000 Rewards customers enrolled since 151's program launch in May 2025, representing about **85%** of total revenue. Currently **2,000+ new sign-ups per week.**


$15 Million personally invested to date by founder, Mark Wattles.


Mark Wattles previously founded **Hollywood Video,** with annual revenues of about **$2 Billion,** over **2,000 stores,** and more than **30,000 employees**. He also co-founded **HomeAdvisor.com** and was one of four partners who built **Firebirds Wood Fired Grill.**

OPPORTUNITY

COFFEE: A MASSIVE MARKET READY FOR DISRUPTION

The U.S. coffee market exceeds **$56 Billion** annually (Source: Technomic), with about 34,000 coffee shops. Over 75% are either Starbucks (17,000 stores) or Dunkin' (9,000 stores), and disruption of their dominance is long overdue.

Today's coffee options often feel slow, stale, or uninspired. Big national chains deliver cookie-cutter experiences, and most smaller chains are inconsistent.




GROWTH POTENTIAL

The real growth is happening in the Fast, Fun, Friendly drive-thru coffee segment – with coffee and energy drinks leading the way.

We believe there will eventually be over **10,000** Fast, Fun, Friendly drive-thru coffee shops in the U.S., with only an estimated **2,000** of them open today. With the growth of the industry, combined with consumers shifting to Fast, Fun, Friendly concepts, **the potential for 151 Coffee is massive.**

As an emerging player in this fast-growing segment, **151 Coffee has two key advantages:** early development of a profitable model, together with leadership experience in developing large-scale national consumer businesses.

WE BELIEVE THE STAGE IS SET FOR 151 COFFEE TO BECOME A $2 BILLION, 1,000 STORE COFFEE CHAIN.

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EXPERIENCED FOUNDER



MARK WATTLES – EXPERIENCED FOUNDER LEADING THE WAY

Most early-stage ventures, 151 Coffee benefits from his leadership with **proven experience in building and scaling national brands.** While past performance does not guarantee future results, we believe this experience provides valuable insight as the company pursues growth.

MARK'S EXPERIENCE INCLUDES:

HOLLYWOOD ENTERTAINMENT (HOLLYWOOD VIDEO + GAME CRAZY)

As Founder & CEO, Mark grew Hollywood Video from a single store to **25 locations and $17 Million in revenue within five years.** The Company did an IPO and over the next six years, the company **expanded to 1,600+ stores and $1 Billion** in revenue.

When Mark sold the Company to another public company, there were **2,000+ Hollywood Video** stores and **695 Game Crazy** stores, generating **$1.8 Billion** annually with **over 30,000 employees.**

IPO in **1993, ~100% Compound Annual Growth Rate** for six years, sold in **2005** for **$1.2 Billion.**

Hollywood Video Growth: Revenue (Bar) + Store Count (Line)
1993–2004

2,006
1,920
1,818 1,801 1,831
1,615
$1.8B
$1.7B
2000
1750



HOMEADVISOR.COM

Mark was co-founder of the digital marketplace connecting homeowners with local service pros; later acquired by IAC (Nasdaq: IAC).

FIREBIRDS WOOD FIRED GRILL

Mark is one of four previous partners of this restaurant chain. He and his partners completed three private equity transactions with Angelo Gordon, J.H. Whitney, and a final sale to Garnett Station Partners. Today, there are 56 locations across 19 states.



151 COFFEE BUSINESS MODEL

$17 MILLION
IN REVENUE.

$1.9 MILLION
IN OPERATING PROFIT.

160,000+
REWARDS MEMBERS.





Many early-stage consumer brands struggle for years before finding profitability. With 15 locations to-date in two states, 151 Coffee generated **$17 Million** in revenue in the 12 months ending September 30, 2025, and delivered an operating profit of **$1.9 Million.**



KANSAS (3)
TEXAS (18)

Overland Park   9108 Metalf Ave

Lawrence
1533 W 23rd St

Plano
1151 Preston Rd

North Richland
6244 Rufe Snow Dr

Roanoke
1200 US 377



Even more impressive is the stickiness of our model. After launching our Rewards program in May 2025, we have signed up **over 160,000** Rewards Members, who account for approximately **85% of total revenue.**

Our Rewards program encourages repeat visits, creates new marketing opportunities to generate additional revenues, and connects us even closer to our customers.

151 Coffee has been disrupting the coffee market for six years and is ready to embark on its goal of opening 1,000 stores doing $2 Billion in revenue.

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COMPETITORS HAVE PROVEN THE PATH

Went public at a $4 Billion+ valuation.

Continues rapid expansion after receiving a large growth equity investment from Blackstone (NYSE:BX).

Went public in 2025 at a $1Billion+ valuation.

COMPARISON CHART	DUTCH BROS	7 BREW	BLACK ROCK COFFEE	151 COFFEE

BUSINESS TYPE	Public (Nasdaq: BROS)	Private, backed by Blackstone: NYSE: BX)	Public (Nasdaq: BRCB)	**Privately Held**
TOTAL STORES	1,043	460	159	**15**
CORPORATE STORES	725	24	159	**15**
FRANCHISED STORES	318	436	0	**0**
TRAILING REVENUE	$1.45 Billion	~ $750 Million (est)	$179 Million	**$17 Million**
VALUATION / NOTES	Current Valuation ~ $10.4 Billion IPO Sept 2021 at ~ $4 Billion	Blackstone invested at an $800 Million valuation (Feb '24) with 190 stores	Current Valuation ~ $1.4 Billion IPO Sept 2025	**Privately Held**

151 COFFEE EXPANSION

WE AIM TO EXPAND TO 1,000 STORES

Just like Mark Wattles did with Hollywood Video, 151 Coffee plans to leverage the founder's experience to pursue multi-state growth. With the goal of building **1,000 stores over the next 10 years,** we're targeting **$2 Billion in revenue** (forward-looking projection; not guaranteed).



151 COFFEE
IDEAL FUNDING PATH
100 - 1000 STORES
Funded by
Institutional Investors
(Funds?) and IPO
25 - 100 STORES
Funded by
Individual (Funds?) &
Institutional Investors
(SEC Reg A Offering)
15 - 25 STORES
Funded by
Advance Offering to Rewards
Members followed by
Individual Investor Offering
(SEC Reg CF Offering)
1 - 15 STORES
Funded by
Mark Wattles
$15 Million Investment

151 Coffee plans to initially use private capital for growth – primarily from individual investors (including customers like you) – **to fuel early growth.** In the future, the company may explore alternative strategic options, such as an **IPO,** similar to what Mark did with Hollywood Video when he took the company public and raised over **$500 Million** through public offerings to accelerate growth.

There can be no assurance the company's plans will be accomplished. The amounts, sources, and methods of actual funding could vary materially.



151



NOW
OPEN!

151
COFFEE
151
Coffee
IT'S A GOOD DAY
TO HAVE A GOOD DAY

With the Fast, Fun, Friendly drive-thru coffee business booming, **we believe no single player will dominate the segment.** Just like the Fast Food categories of hamburgers, chicken, and Mexican cuisine – each with multiple brands reaching thousands of stores – we believe there will be **four to five $1 Billion players** in the Fast, Fun, Friendly coffee segment. **We aim to be the best one of them.**



THE VISION
1,000 LOCATIONS
$2 BILLION
IN ANNUAL REVENUE
151
COFFEE
151 COFFEE

Mark Wattles has personally invested over $15 Million of his own capital to propel 151 Coffee to the top ranks of this growing segment.

That's not just believing in 151 Coffee... that's skin in the game.

And now, as a 151 Coffee Rewards Member, you're invited to join him in this opportunity for growth and reward.



DON'T JUST DRINK 151 COFFEE.
OWN THE BRAND

INVESTOR PERKS FOR REWARDS MEMBERS ONLY

As a Rewards Member, we're brewing up the following **perks** should you choose to invest in 151 Coffee's first ever capital raise to join us as an early stage growth shareholder. **Let's build the next big coffee player together!**

Unless determined otherwise by the Company, the following REWARDS PERKS will no longer be available after the earlier of : 1) The first $1 Million in total is invested, or 2) the first 14 days of the offering. The Company anticipates over a $1 Million to be invested on or about Day 7 of the Offering.

EARLY INVESTOR PERKS FOR REWARDS MEMBERS:

Invest $250 get 250 shares plus $50 gift card Rewards bonus
Invest $500 get 500 shares plus $100 gift card Rewards bonus
Invest $1000 get 1000 shares plus $200 gift card Rewards bonus

LIFETIME REWARDS:

Invest $2000 get 2000 shares plus FREE Drink Every MONTH for Life Rewards bonus

Invest $2000 get 2000 shares plus FREE Drink Every MONTH for Life Rewards bonus
Invest $10,000 get 10,000 shares plus FREE Drink Every WEEK for Life Rewards bonus
Invest $50,000 get 50,000 shares plus FREE Drink Every DAY for Life Rewards bonus

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Q&A - Full Transcript – Video Buckets #1-6

#1 – Your Investment & Reg CF (3:28*) (prefer something like Why RegCF? Opportunity for All.)*
#2 – Why Coffee? (5:20)
#3 – 151 Loyalty Program (1:06)
#4 – Inspiration & Youth (6:41)
#5 – Get To Know Mark (13:07) – *may want break this up into two videos (but will also take up more room on landing page)*

#1 - Your Investment & Reg CF – FULL TRANSCRIPT
Optional Video Name: Why RegCF? Opportunity for All.
*Original script: (00:26:03:13 thru 00:35:13:19); **anything crossed out wasn't included in final 'buckets'.***

00:26:03:13 - 00:26:13:12
Unknown
TAYLER: So you've invested more than 15 million of your own money into 151 coffee. Why so much of your own versus bringing in investors?

00:26:15:18 - 00:26:21:00
~~Unknown~~
~~Yeah, that's an interesting question. That's going to take me just a minute to explain.~~

~~00:26:21:00 - 00:26:22:12~~
~~Unknown~~
~~Okay. Because most people~~

~~00:26:22:12 - 00:26:38:02~~
~~Unknown~~
~~say other people's money, other people's money, even wealthy people would say other people's money because there's so much institutional capital out there available. If I wanted to,~~ if I came up with an idea like 1 to 1 coffee, 151 coffee, and I wanted to raise capital ~~from venture capital funds, or, you know what?~~

00:26:38:06 - 00:26:43:12
Unknown
~~What we refer to as institutional capital institutions that are there for the purpose of investing in things.~~

00:26:45:00 - 00:27:01:23
Unknown
I have no problem in doing that because of my track record. But if you put your own capital into it, you're now in total control of whatever decisions you want to make. Nobody's hovering over you. If I decide I want to do something that they may think is wacky, I don't have to explain it, you know,

00:27:01:23 - 00:27:02:20
Unknown

to them.

00:27:02:22 - 00:27:11:11
Unknown
And I want to have that total liberty. And I have the good fortune that because of my, you know, success at a young age of having the capital. So in this one,

00:27:11:11 - 00:27:25:12
Unknown
I said, nope, no investors, no partners. Whether it takes me five years or ten years in order to get the concept to a place where I think it's now ready to grow.

00:27:25:14 - 00:27:28:10
Unknown
It's really irrelevant if it's my capital.

00:27:28:10 - 00:27:29:22
Unknown
So

00:27:29:22 - 00:27:45:10
Unknown
I have invested my capital and when we've needed more I put you know, more in. And now we're at a place where the concept is proven. I'm confident with where we're, where our concept is today that this concept would work

00:27:45:10 - 00:27:49:02
Unknown
at a, you know, a thousand plus stores across the country.

00:27:49:04 - 00:27:54:10
Unknown
Are there things that I'll want to change from here that I think will make it even better? Yes, but they're not. Things would

00:27:54:10 - 00:28:09:22
Unknown
change the size of the footprint or the strategy of how we execute the kitchen, you know, etc.. So now I get to make that call and today I've not today I've Recently I've decided, well, it's time to go bring in outside capital right.

00:28:11:09 - 00:28:15:09
Unknown
And why do you want your customers to become partial owners with you?

00:28:15:09 - 00:28:31:21

Unknown
Well, that question has really two answers to it. The first is, as somebody who had no money when I started, I mean, no, I mean, I my first little, you know, venture was from selling a lot of the cars.

00:28:31:21 - 00:28:33:09
Unknown
Right.

00:28:33:09 - 00:28:40:16
Unknown
And I basically when I was in cars, I was one at a time when, like, I ever had a car lot full of cars.

00:28:40:18 - 00:28:53:08
Unknown
And so when I, when I look back on my experience and when I look at the, the laws that exist that are in place because of Congress and enforced by the Securities Exchange Commission,

00:28:53:08 - 00:29:06:20
Unknown
individuals who don't have a lot of money, as a matter of fact, if they don't have less than $1 million in net worth, and if they don't make more than $200,000 a year, they are literally not allowed to invest in certain ventures,

00:29:06:20 - 00:29:12:14
Unknown
which are the majority of all ventures out there, or new businesses that are worth investing in.

00:29:12:15 - 00:29:29:08
Unknown
And I can't remember when that law was passed. It was quite a while ago, but people like me can invest in anything. And so who makes the money off the great ideas? The founder and then the investors who put money into it? And yet a normal

00:29:29:08 - 00:29:37:02
Unknown
person, even an upper middle class family, can't invest in that. That doesn't make sense to me.

00:29:37:02 - 00:29:42:19
Unknown
So what happens is the rich have more methods to get richer, which is why funds flow into private equity

00:29:42:19 - 00:29:59:00
Unknown
companies and venture capital funds and, companies. And, you know, most normal people have never even met a venture capitalist. Okay. Well, I know a lot of them. Most normal people have never met, you know, a managing director or a partner at a private equity fund.

00:29:59:01 - 00:30:07:07
Unknown
I know a lot of them. But why do I know them? Because I live in that world and I'm allowed to invest with them. So they're interested in my money.

00:30:07:07 - 00:30:20:18
Unknown
I think that's wrong. I'm I really do. I think if you want to invest $1,000 in something, 5000, even 10,000, and you lose it and you knew you could lose it, will you have the right to do that?

00:30:20:18 - 00:30:22:06
Unknown
Right. Because

00:30:22:06 - 00:30:37:18
Unknown
sometimes you'll make a lot of money off of. I mean, you may decide to invest in five things like that, and maybe two of them don't work. And the others, you know, do work. That should be your choice. You earned your money. You get to do what you want. Well, recently, Congress packed past a

00:30:37:18 - 00:30:45:02
Unknown
law that's also under the SEC that if a company files, it's fine.

00:30:45:05 - 00:30:48:06
Unknown
It's audited financial statements. So it's stamped by, you know,

00:30:48:06 - 00:31:07:05
Unknown
an honor. Approved by an honor together with additional information that are specifically about that company with the SEC. Then that company can now bring in Cap anybody it wants to. And that transaction is called regs CF under the SEC with the SEC. And

00:31:07:05 - 00:31:08:19
Unknown
that's what we're doing here.

00:31:08:22 - 00:31:17:17
Unknown
So I just think that's the right thing to do. And I think other companies should do that. Now. Are you going to raise all of your capital from individuals. Probably

00:31:17:17 - 00:31:19:05
Unknown

right. But

00:31:19:05 - 00:31:30:14
Unknown
why shouldn't you at least open this up to your customers who already believe in the business, who would like to invest? Now, the second reason is more specific to the benefit that it provides to the business.

00:31:30:14 - 00:31:37:17
Unknown
And that is, I believe that if you take a loyal customer, which is what our

00:31:37:17 - 00:31:48:04
Unknown
rewards members are, we have 150,000 of them at the company, and you give them their opportunity to invest, and then they choose to invest and they invest 500, a thousand dollars, doesn't have to be a lot.

00:31:48:04 - 00:31:51:14
Unknown
They're now an owner. I mean, like the real owner, just like me.

00:31:51:16 - 00:32:06:16
Unknown
They own shares in the company. Well, what's the likelihood of them talking to a lot of people about 151 Coffee? Very high. And what's the likelihood of them being proud of that - excited to share that? Very high. Well, that's a pretty great ambassador.

00:32:06:16 - 00:32:08:04
Unknown
[TAYLOR] Yeah. [MARK] You know it's not like a

00:32:08:04 - 00:32:11:02
Unknown
paid influencer saying oh you should go to 151 Coffee.

00:32:11:03 - 00:32:19:04
Unknown
If your friend says to you, I love their coffee. And I invested $500 into that. You're listening.

00:32:19:04 - 00:32:20:15
Unknown
Yeah. And you may

00:32:20:15 - 00:32:30:03
Unknown
never invest in it, but that's okay. You know, we're not. There's no way we will fund all of our 100% of our needs from individual investors in the future, but you're going to help the business which you own a part of.

00:32:30:08 - 00:32:31:15
Unknown
~~Yeah. And I don't~~

00:32:31:15 - 00:32:36:15
Unknown
~~have a case study that I can prove that with, but I have no doubt that that will be the case here.~~

00:32:36:15 - 00:32:43:03
Unknown
~~Well, I think that this is the perfect way to test that case study, is putting it into practice and trying to see if it works.~~

00:32:43:03 - 00:32:44:15
Unknown
~~I agree. I also I~~

00:32:44:15 - 00:32:51:20
Unknown
~~love that you said that and just kind of making it more accessible to different people, because if you don't have enough money to play the game, you just never get to be in the game, ever.~~

00:32:51:22 - 00:32:57:03
Unknown
~~And I think that, like lowering the bar of entrance is really I think that's really cool. It's really helpful.~~

00:32:57:03 - 00:32:58:15
Unknown
~~Yes. Thank you for explaining that.~~

00:32:58:15 - 00:33:05:14
Unknown
So with this plan in action, in this business model that you're putting forward, anybody can invest. There's no barrier of entry.

00:33:05:14 - 00:33:15:22
Unknown
~~That is correct. Yeah. The the Congress passed a law recently which allows anybody, regardless of income level, to decide on their own what they want to do with their money.~~

00:33:15:22 - 00:33:22:02
Unknown
~~They can invest in whatever they want. As long as a company files with the SEC,~~

00:33:22:02 - 00:33:31:14

Unknown

~~it's audited financial statements. So they know the financial statements are real inspected, audited means inspected by a third party that's qualified and has license to do that. And~~

00:33:31:14 - 00:33:40:23
Unknown
~~that company also submits other information about their operations business. If a company is willing to do that and keep up with that every every year they update all that information.~~

00:33:41:01 - 00:33:48:01
Unknown
~~Then that company is allowed to do that. And your everyday neighbor is allowed to invest.~~

00:33:48:01 - 00:33:52:19
Unknown
~~That's amazing. And I think that that's great. It's your money. You should be allowed to invest it where you would like.~~

00:33:52:19 - 00:34:07:10
Unknown
Anyone can buy shares in 151 coffee and have ownership, just like I have, you know, ownership.

00:34:07:10 - 00:34:09:13
Unknown
$50 or $100,000 dollars.

00:34:09:13 - 00:34:14:11
Unknown
This is the first time we will have opened up the opportunity to have ownership in 151 Coffee

00:34:14:11 - 00:34:16:22
Unknown
to anybody other than myself.

00:34:19:20 - 00:34:35:23
Unknown
1.25 per share
This offering will be at a ▨▨▨▨, which, if we continue to improve like we have every year so far, will be the lowest price that will be available in any offerings that we do in the future. We've limited it to only $2 million dollars, and then we'll follow that with other ▨

00:34:35:23 - 00:34:44:03
Unknown
offerings as the company continues to improve its its EBITDA and its revenues at a higher price with each offering that we do.

00:34:44:03 - 00:35:03:18

Unknown

To me it's wrong that our customers don't have the opportunity to invest in the business. They're really what makes the business successful. I put in $15 million dollars. Yes, I started the company, but in the end, this doesn't work without the customers. You've got these customers who love the product, and I think it's wrong that they don't have the opportunity to invest - not just in this company, but any other

00:35:03:18 - 00:35:06:16

Unk

company out there that contributes to the success of the company.

00:35:06:21 - 00:35:13:19

Unknown

And that's one of the reasons why I've opened this up to those investors, together with the fact that the laws have finally changed, where you're allowed to do that.

#2 - Why Coffee? – 5:20

*Original script: (00:20:01:21 thru 00:26:03:13); **anything crossed out wasn't included in final 'buckets'.***

~~Let's see. Okay. Talk to me about the businesses that~~

00:20:01:21 - 00:20:10:09
Unknown
~~you've built before.~~ **You are have built billion dollar businesses. What made coffee feel like the right next move for you.**

00:20:10:09 - 00:20:16:02
Unknown
Well whenever you're evaluating a startup there have been several points in my life.

00:20:16:02 - 00:20:27:21
Unknown
Where I said, okay, now I'm going to do something different. What's it going to be? And each time you take your what you've learned in the past. Because, you know, with every single business I've been involved with, I've, you know, I gained wisdom from

00:20:27:21 - 00:20:37:13
Unknown
that, you know, experience both from the ones that didn't work very well and the ones that did, you know, work well and so you, you know, you start with what is an industry that you think you would personally enjoy.

00:20:37:15 - 00:20:38:08
Unknown
What is an

00:20:38:08 - 00:20:55:20
Unknown
industry that you think would grow – um, so there's going to be opportunity you know for, for growth. So the winds at your back instead of at your face. And then you, and then you, you pick an industry in which there is room for another large player to exist.

00:20:55:20 - 00:21:01:00
Unknown
Okay. And then that's a probably a coffee, and then you run.

00:21:01:00 - 00:21:05:08
Unknown
Okay, I like coffees. Yes. That's also a perk. I like that I like what you said about

00:21:05:08 - 00:21:08:20
Unknown
give me coffee for free. You're so lucky. And they'll give me.

00:21:08:20 - 00:21:11:08
Unknown
That's crazy. You're so lucky.

00:21:11:08 - 00:21:12:20
Unknown
Yeah, like I wish everyone could have

00:21:12:20 - 00:21:17:15
Unknown
that experience. I love that. I know, I'm like, what thing do I love that if I had a store, I could just walk in.

00:21:17:16 - 00:21:18:19
Unknown
You know what? No coffee. That's. I

00:21:18:19 - 00:21:19:19
Unknown
mean, being able to walk up

00:21:19:19 - 00:21:21:07
Unknown
and be like, I will have one coffee, please.

00:21:21:07 - 00:21:30:10
Unknown
I have a coffee of a 151 coffee on the side of the freeway, right, right across the street from. And that right across the street for close grocery from where I live. So I'll go to the same store every morning.

00:21:30:12 - 00:21:35:19
Unknown
They're always given a hard time giving me a hard time about. Yeah. Well we know what you came here because we give you coffee or

00:21:35:19 - 00:21:37:19
Unknown
we give you coffee for free. You're like well

00:21:37:19 - 00:21:39:07
Unknown
you got me there.

00:21:39:07 - 00:21:43:19
Unknown
I love it. Let's see.

00:21:46:19 - 00:21:57:07
Unknown
~~Okay. I liked what you said when you were talking about~~ when you're choosing a new business to start looking at the industry to see what's out there, but something that's maybe not too saturated.

00:21:57:09 - 00:21:59:18
Unknown
~~Is that true. Do you think that's.~~

00:21:59:18 - 00:22:01:06
Unknown
~~Well, like~~

00:22:01:06 - 00:22:02:18
Unknown
~~finding that sweet spot that~~

00:22:02:18 - 00:22:14:06
Unknown
~~it depends, because~~ I think most people look at coffee and call it saturated because there's so many. It's like 37,000 coffee stores in United States. I mean that's a lot of stores.

00:22:14:06 - 00:22:15:18
Unknown
And so

00:22:15:18 - 00:22:18:20
Unknown
I think most people look at that and say, oh there's a coffee store all over the place.

00:22:18:21 - 00:22:32:06
Unknown
Why do we need more coffee stores. Well why do we need more restaurants. And yet we continue to have new restaurants emerge. Yes. With a with a tweak and a variation. Wherever the product is. I mean, who would have ever imagined that Cane's. You don't

00:22:32:06 - 00:22:36:11
Unknown
have, I don't know, a thousand plus stores. And b, I don't know what they're at right now.

00:22:36:11 - 00:22:42:05
Unknown
$5 million in profit or something. So we told you that ten years ago, I'd say, well, there's chick fil A, the Kentucky

00:22:42:05 - 00:22:58:17
Unknown
Fried Chicken, and there's chicken place after chicken place. And yet if somebody gives a good product delivered consistently with a good experience, well, then there's room. Well, coffee fits that description. But in addition, it's growing by about $2.5 billion a year.

00:22:59:09 - 00:23:00:05
Unknown
And has for

00:23:00:05 - 00:23:18:05
Unknown
a very long time. So I look at coffee I'm like okay it's a $56 billion industry growing by about 2.5 billion a year. If I just capture a portion of the growth, I don't take any business from Starbucks. Just capture a portion of the business from the growth side.

00:23:18:05 - 00:23:22:11
Unknown
I can build the company that's doing billions of dollars of revenue.

00:23:22:12 - 00:23:30:16
Unknown
So tons of opportunity on top of that. When I look at coffee that it was a very young hot industry I don't know,

00:23:30:16 - 00:23:43:16
Unknown
40, 50 years ago here in the United States predominantly, you know, created by Starbucks. But you look at Starbucks and Duncan today, which between the two of them represent about 75% of the coffee business in store.

00:23:43:16 - 00:23:50:16
Unknown
Coffee. Me in, out of home coffee. Okay. In the United States, 75%, which is crazy for

00:23:50:16 - 00:24:02:15
Unknown
two players. And then you look at those two players and they're tired. I mean, I'm not saying they're just horrible at what they do. They're just tired as a as a consumer.

00:24:02:15 - 00:24:07:22
Unknown
You know, I remember when when Starbucks first came along, you took a cup of Starbucks, you set it down.

00:24:07:22 - 00:24:25:03
Unknown

It was like, oh my word. They spent real money on their coffee. They must really know their coffee. Now you're like a Starbucks is like any old thing like oh you had to wait in line. It was slow. The coffee seems you know a little over roasted and people call it burnt. Um, And they're right. It's, it's tired and it's hard

00:24:25:03 - 00:24:32:02
Unknown
to, it's hard to take a brand like that and move it in, in another direction because their brand has certain elements to it.

00:24:32:05 - 00:24:37:03
Unknown
For example I would consider their brand shooting for being hip. Okay. Yeah.

00:24:37:03 - 00:24:38:15
Unknown
I would not

00:24:38:15 - 00:24:42:02
Unknown
say 151 coffee shooter for being hip. We're shooting for just being fun.

00:24:42:02 - 00:24:43:14
Unknown
Yeah. It's like we

00:24:43:14 - 00:24:52:06
Unknown
don't need to claim we are the coffee experts. We make good coffee. It's the same every single time we deliver to you. Fast. It really does taste, you know.

00:24:52:06 - 00:24:59:02
Unknown
Good. And the delivery mechanism that we deliver to you, which is our baristas, is exceptional. And there are other chains

00:24:59:02 - 00:25:08:02
Unknown
that are doing something similar to us. And the industry growth right now is I don't know if it's 100%, but it's it's approaching 100% of the growth in

00:25:08:02 - 00:25:13:23
Unknown
the industry. It's all going to those players. Yeah. And those players are taking share from Starbucks and Dunkin Donuts.

00:25:13:23 - 00:25:23:13

Unknown
So when I look at that I said, well, that's a huge opportunity. I mean, the opportunity in coffee is is by far bigger than anything else I've done by far. Okay.

00:25:23:13 - 00:25:25:01
Unknown
And there

00:25:25:01 - 00:25:40:20
Unknown
could be three, four, maybe five very successful players in this drive through. I call it fast, fun, friendly. You know space literally that are all in the billions of dollars of revenue out of this $50 billion industry that, you know, another four years will be ten will be 60 billion.

00:25:40:20 - 00:25:41:01
Unknown
Yeah.

00:25:41:01 - 00:25:42:13
Unknown
Or 65, you know,

00:25:42:13 - 00:25:59:13
Unknown
billion. And then it'll be 100 billion before you know it. And remember, in the coffee store, only half the revenue is coffee. You still have other things you're selling? Yeah. You've got food Attachments. Energy drinks, refreshers, etc.. So now this this is this is got an awful lot of opportunity to it. Yes.

00:25:59:13 - 00:26:01:12
Unknown
A good time to get in and shake it up.

00:26:01:14 - 00:26:02:01
Unknown
Yes,

00:26:02:01 - 00:26:03:13
Unknown
I think so, yes. I think that's great.

#3 – 151 Loyalty Program – 1:06

*Original script: (00:36:00:01 thru 00:37:05:16); **anything crossed out wasn't included in final 'buckets'.***

00:36:00:01 - 00:36:15:20
Unknown
The 151 coffee loyalty program has exploded since you launched it in May of 2025, with over 160,000 rewards members that make up over 85% of your total revenue. What has made that adoption of that program so amazing and fulfilled so quickly?

00:36:15:20 - 00:36:22:13
Unknown
the unique thing about the 151 coffee concept is the customers don't like the coffee. They they love the coffee.

00:36:22:17 - 00:36:24:17
Unknown
Now with a really saying though is they love the experience.

00:36:25:17 - 00:36:28:17
Unknown
What does the rewards program entail. What do they get with it in the rewards program

00:36:30:17 - 00:36:44:16
Unknown
What they get is points that add up to give them a free cup of coffee. But mostly what they get out of it that's unique to what we do is a lot of discount programs. So what we'll do is periodically send out like like last Sunday, for example,

00:36:44:16 - 00:36:52:04
Unknown
we sent out a half off for all families. So every order, all drinks are half off.

00:36:52:04 - 00:36:54:04
Unknown
And we did that from noon until eight at night.

00:36:54:04 - 00:36:55:16
Unknown
Oh that's fun. Yeah.

00:36:55:16 - 00:37:05:16
Unknown
And we literally make no profit when you do a promotion like that. But it creates that loyalty. It rewards, you know them. And so we do those kind of things quite frequently.

#4 – Inspiration & Youth – 6:41

*Original script: (00:13:09:19 thru 00:37:05:16 00:20:01:21); **anything crossed out wasn't included in final 'buckets'.***

00:13:09:19 - 00:13:13:19
Unknown
Okay. Is there someone specific in your family or in your life that inspires you the most?

00:13:13:19 - 00:13:14:19
Unknown
~~Or~~

00:13:14:19 - 00:13:16:07
Unknown
~~a few someone's, you~~

00:13:16:07 - 00:13:19:18
Unknown
~~know?~~

00:13:19:20 - 00:13:31:19
Unknown
My dad was pretty inspirational, but that was principally because he had such confidence in what he thought I could accomplish. And he would. You know, he's really tough on me when. When

00:13:31:19 - 00:13:40:18
Unknown
I wasn't doing what I should do. But his view of me and my potential was always very high.

00:13:40:18 - 00:13:42:06
Unknown
Yeah. And

00:13:42:06 - 00:13:44:09
Unknown
so it was kind of that you know.

00:13:44:11 - 00:13:58:06
Unknown
Well what do you want to do. You can do it. So for him. But then if you said what inspires what's inspire to me during most of my adult life, it's really youth. You know, when I look at being around youth and I mean call it youth from,

00:13:58:06 - 00:14:04:03
Unknown
you know, 1617 on up to, you know, 30 years old.

00:14:04:05 - 00:14:07:18
Unknown
They just have a fun attitude. The,

00:14:07:18 - 00:14:23:17
Unknown
the the world is full of possibilities. Umm, And the ambitious ones can dream. And they're still at a stage of life where they. They haven't been. They haven't had everybody tell them no you can't do it.

00:14:23:17 - 00:14:25:05
Unknown
So and

00:14:25:05 - 00:14:28:05
Unknown
I just kind of like the energy that comes you know from

00:14:28:05 - 00:14:39:11
Unknown
that. Yeah. I think you've done a really good job of continuing that same energy and keeping that spirit alive of dreaming big and doing the things and not letting the maybe the naysayers get you down.

00:14:39:11 - 00:14:49:05
Unknown
I think that you've, like, proven that to yourself enough that as an adult and like as you get older and start new businesses, you keep that going. So I think that while youth inspires you, I think a lot of people that

00:14:49:05 - 00:15:00:01
Unknown
are like younger and just coming up in whatever job they're in probably look to you for that same thing of like, as I get older, I just can continue to grow the excitement and the dreams and all of that.

00:15:00:01 - 00:15:01:16
Unknown
I feel like you hold on to that really well.

00:15:01:16 - 00:15:16:07
Unknown
Well, it's interesting that you say that. First of all, yes, you. That is correct. That is the way I feel and that's the way I view youth. But if you if I look at my two favorite ventures that I've done in my life, it's Hollywood video and what I'm doing now.

00:15:16:09 - 00:15:20:04
Unknown
And both of those businesses, uh,

00:15:20:04 - 00:15:30:04
Unknown
were successful in my opinion because of the quality of the employees. We had the clerks at Hollywood video and the baristas at 151. And

00:15:30:04 - 00:15:39:10
Unknown
we were pretty selective about bringing on board young people who had great personalities. Like, I can't give them a personality. You know, the company can't give that to them.

00:15:39:14 - 00:15:48:15
Unknown
But they have a good personality. They have a general nature of liking people. And then you put them in a place in which that particular attribute shines.

00:15:48:15 - 00:15:50:03
Unknown
And that,

00:15:50:03 - 00:16:05:06
Unknown
video that shined because I put them in an environment where they, they love movies is movies playing constantly in the store. We from day one gave any anybody who was a clerk there could provide or could give free movies.

00:16:05:06 - 00:16:07:15
Unknown
Everybody's related to them so made them cool. That's

00:16:07:15 - 00:16:09:03
Unknown
amazing. Yeah. So they love, you

00:16:09:03 - 00:16:24:22
Unknown
know, being there. And the cost was nothing to us compared to, you know, their enjoyment of the position. And so as a result of that, they then are listening, some of them, you know, their ambition triggers and they want to go try the next job, the assistant manager, the manager, some of them become regional manager.

00:16:24:22 - 00:16:27:14
Unknown
Some of them went on to become vice presidents, senior vice

00:16:27:14 - 00:16:38:02
Unknown
presidents. And and most of them, you know, didn't have degrees. They just had a personality that was I call it consumer centric…you know, customer friendly.

00:16:38:02 - 00:16:39:14
Unknown
Okay.

00:16:39:14 - 00:16:47:01
Unknown
We didn't teach them that. There was no particular words they had to deliver. They weren't required to say something to every single person who walked in.

00:16:47:03 - 00:16:57:02
Unknown
And at 151 coffee, we have that exact same thing as well. Now, 151 coffee is a lot more fun because the music's turned up. They're selecting the music. I mean, we

00:16:57:02 - 00:17:04:07
Unknown
have a playlist that has thousands of songs, but they pick which ones they want, you know, it they want to change it, fast forward or go to something else. You know, they can.

00:17:04:07 - 00:17:07:01
Unknown
So basically playing their music. They love that.

00:17:07:01 - 00:17:24:13
Unknown
And then, both in Hollywood video and 151 coffee I, I'm a fan of a rules light organization. What that means is you figure out the rules that are absolutely necessary for the product quality to be good and the other rules get rid of.

00:17:24:13 - 00:17:26:01

Unknown
Yeah. You know, I mean, if it's

00:17:26:01 - 00:17:30:16
Unknown
if it's if it's not a rule that really assists in the customer experience, why do we have it.

00:17:30:16 - 00:17:42:13
Unknown
And what happens in particular big companies and say the size of you know, Hollywood video. It you know, close to a couple of billion dollars. It the number of rules that are in place grow every year.

00:17:42:13 - 00:17:44:01
Unknown
It's like, oh this happened.

00:17:44:01 - 00:17:47:02
Unknown
Well then we need to create a rule like if that happened I need to create a rule.

00:17:47:02 - 00:17:51:12
Unknown
You're like okay, well stuff happens. There's just no way you're going to keep things from happening.

00:17:51:12 - 00:17:53:00
Unknown
Yeah. So We can't stop it all.

00:17:53:00 - 00:18:09:02
Unknown
But the rules just mount. So we were very good at Hollywood video. I mean, the culture that existed for the entire organization, entire organization …less rules and a 151 coffee, it's the exact same thing. the the result of that for the barista, for example, working in the store….

00:18:09:02 - 00:18:10:12
Unknown
Or is they really do

00:18:10:12 - 00:18:21:00
Unknown
love working there. And so then when you pull up to the Drive-Thru and a and a barista is helping you and they look like they're having a good time and they're smiling and they're friendly with you. Well that's really what they're

00:18:21:00 - 00:18:26:21
Unknown

having. Yeah. And now they're sharing that with you. So you and I could go in a store because we have things in our world that aren't that great.

00:18:26:21 - 00:18:38:11
Unknown
You know, we got in late to work or, you know, we got problems. And, and so having a little dose of that kind of innocent fun friendliness, in my opinion, makes I don't, makes my coffee a lot better.

00:18:38:11 - 00:18:52:03
Unknown
Yeah. Well, I think that creating an environment where there are rules and bumpers of, like, stay within this realm, but then allowing people to just flourish in what they're good at, which is having those fun conversations being an inviting.

00:18:52:03 - 00:18:54:23
Unknown
Because I think that everybody has had that experience where maybe you're having like

00:18:54:23 - 00:19:03:23
Unknown
a bad day or something just is not quite right, and then you have that genuine connection that sounds like it comes very easily to the baristas. And then all of a sudden, like, you leave

00:19:03:23 - 00:19:08:10
Unknown
with a little pep in your step that you then pass on to your coworker, and then they're in a better mood.

00:19:08:10 - 00:19:20:10
Unknown
You know, I think that it really does start with especially that's a lot of the time, people's first stop of the day. And that can totally make a difference of like, now I'm sitting in traffic, but it's okay because that barista was really cool and I heard my favorite song and I've got a great coffee.

00:19:20:10 - 00:19:23:13
Unknown
Absolutely – and How many experiences are we going to have during the day that are uplifting?

00:19:23:15 - 00:19:24:10
Unknown
Not not a

00:19:24:10 - 00:19:25:22
Unknown
lot, unfortunately. You know,

00:19:25:22 - 00:19:33:10

Unknown

In our typical workday. So when I look at the reason for going into a coffee shop. Yes, you want caffeine to wake us up. What do we really want? We want to get a little burst for the day.

00:19:33:10 - 00:19:34:22
Unknown
A little burst

00:19:34:22 - 00:19:46:13
Unknown
of energy. And I think that the experience you have, maybe the interaction that you have with the barista amplifies what that coffee is going to do to your brain.

00:19:46:17 - 00:19:46:22
Unknown
Yes

00:19:46:22 - 00:20:01:21
Unknown
that totally makes sense. And creating that environment where that's able to happen is lovely. I love that. Okay.

#5 – Get To Know Mark – 13:07
*Original script: (*00:36:00:01 thru 00:37:05:16*); **anything crossed out wasn't included in final 'buckets'.***

00:00:00:00 - 00:00:02:02
Unknown
What is your favorite sport?

00:00:02:02 - 00:00:09:02
Unknown
My favorite sports are basketball, snowboarding and the one I like the most is surfing.

00:00:09:02 - 00:00:17:01
Unknown
Have you always enjoyed surfing or is that something that you found as you got older and became an adult with adult money…Who could go and play whenever you feel like?

00:00:17:01 - 00:00:20:19
Unknown
That's actually a good question. I would never thought of that, but I did not.

00:00:21:00 - 00:00:31:13
Unknown

I'm from Santa Monica. That's what I was born. But I didn't learn surfing until I was 40 and I learned surfing. I was already snowboarder skateboarder, wakeboarder - And I picked up surfing because

00:00:31:13 - 00:00:38:07
Unknown
my son, my oldest son, was getting to a place where he no longer wanted to hang out with me, and he thought, surfing is totally cool.

00:00:38:07 - 00:00:39:13
Unknown
So I said, okay, well,

00:00:39:13 - 00:00:53:20
Unknown
I'm pick up surfing. And we lived in Las Vegas, so if you wanted to surf, he had to go with me places. So then I stretched out the father son years for like five years. And then I became kind of a loyal surfer. I like, became a good surfer, and I became a loyal.

00:00:54:01 - 00:00:55:13
Unknown
Does he still surf or not? Really. Oh,

00:00:55:13 - 00:00:57:01
Unknown
he's still services. Okay, great.

00:00:57:01 - 00:01:01:12
Unknown
I love that. So surfing and snowboarding, you feel like they have the same mechanics?

00:01:01:12 - 00:01:06:00
Unknown
Well, a little bit surfing. You know, surf is harder because you never know what the waves are going to do. Oh,

00:01:06:00 - 00:01:07:12
Unknown
I mean, in

00:01:07:12 - 00:01:09:15
Unknown
snowboarding, you never know where the tree is going to move to.

00:01:09:18 - 00:01:10:00
Unknown
Sure

00:01:10:00 - 00:01:11:12
Unknown
enough, they do just pop up randomly

00:01:11:12 - 00:01:15:12
Unknown
right there. And the next thing I'm running into it and I'm

00:01:15:12 - 00:01:18:00
Unknown
surprised it couldn't have been. How else would you have run into it?

00:01:18:00 - 00:01:21:00
Unknown
Okay, I like that. Why else would I run into it unless I moved? Unless

00:01:21:00 - 00:01:22:07
Unknown
I moved. That's great.

00:01:22:07 - 00:01:24:13
Unknown
What's your favorite movie?

00:01:24:13 - 00:01:34:13
Unknown
My favorite action movie is, Top Gun Maverick. Okay. Just came out. I love that movie. That was so fun. And like three times in a row.

00:01:34:13 - 00:01:36:12
Unknown
Yes. And they actually flew the planes. Yes.

00:01:36:12 - 00:01:45:18
Unknown
Yes. That's why I liked it. Because it was very real. I love that. And then but my favorite movie, my favorite of all time is Dumb and Dumber.

00:01:45:20 - 00:01:55:00
Unknown
I've watched that and a 12 times in my office at Hollywood video, so everybody in their office had whatever their favorite movie was on the wall. Okay. And

00:01:55:00 - 00:02:04:15
Unknown

then then they came in and put quotes from that movie. And Dumb and Dumber was on the wall. So like when a studio executive came, I was one of the studios had come in and like, Dumb and Dumber is your favorite movie?

00:02:04:15 - 00:02:06:00
Unknown
I'm like, yeah, it's

00:02:06:00 - 00:02:10:12
Unknown
the greatest movie of all time, I love that. Do you remember what quotes you had on your wall in your office?

00:02:10:12 - 00:02:21:11
Unknown
I can't remember. Big ups. See you later. Is that that movie? What is it? But you say big gulps, See you later. Remember, they're drinking sodas while I got you.

00:02:21:11 - 00:02:29:04
Unknown
You know what that reminds me of, though, is the movie, about circle K, and they said, what's on that circle K?

00:02:29:04 - 00:02:35:11
Unknown
Or with, the guys from Saturday Night Life. Anyway, I guess that doesn't that doesn't fit with our. It's

00:02:35:11 - 00:02:38:23
Unknown
not ringing a bell. No, but now I you got to think of it

00:02:38:23 - 00:02:44:11
Unknown
so I can hear the guys who played the guitar. I

00:02:44:11 - 00:02:45:23
Unknown
got nothing. I am not helpful

00:02:45:23 - 00:02:49:11
Unknown
in this aspect when I'm, 34.

00:02:49:11 - 00:02:50:11
Unknown
Okay, okay.

00:02:50:13 - 00:02:51:23

Unknown
I don't remember. Okay. Perfect.

00:02:51:23 - 00:02:55:11
Unknown
When we're the same age. Because you're aging backwards. And I'll just stay.

00:02:57:09 - 00:03:04:22
Unknown
Wayne's world, Wayne's world. Yes. Oh, okay. Hello? Yes. Okay, now that you just said my favorite scene,

00:03:04:22 - 00:03:12:10
Unknown
the clues you were giving were not working in my brain. But now that you said both of those things, I'm like the guy with the guitar. Yes. Party on Wayne.

00:03:12:10 - 00:03:13:22
Unknown
Yes. Party

00:03:13:22 - 00:03:20:06
Unknown
on Garth. I love that. Okay. Let's see. How many concerts have you been to in your life?

00:03:20:08 - 00:03:21:22
Unknown
Do you have a number in your head? You could think

00:03:21:22 - 00:03:23:10
Unknown
less than 100. Less

00:03:23:10 - 00:03:25:10
Unknown
than 100? A lot. Close to

00:03:25:10 - 00:03:28:10
Unknown
100. I went to a ton of concerts.

00:03:28:10 - 00:03:31:22
Unknown
Do you have one that was a stand out favorite that you remember really well?

00:03:31:22 - 00:03:42:06
Unknown

Oh, yeah. My favorite by far was, I went to see LED Zeppelin in the Oakland Coliseum in 1976.

00:03:42:09 - 00:03:43:21
Unknown
Okay. With all my friends.

00:03:43:21 - 00:03:56:02
Unknown
Yeah. So we had to get in the early the, you know, back then, it was just crushed up against, you know, the entrance there, and then they let it go, and you're just flyin because there's no reserved seating. So you want to be out on the lawn right in front of the place.

00:03:56:02 - 00:03:56:09
Unknown
So

00:03:56:09 - 00:03:57:21
Unknown
stressful.

00:03:57:21 - 00:04:00:21
Unknown
I was yeah, they were great, but

00:04:00:21 - 00:04:02:21
Unknown
you loved it. And you, Elbert, your way up to the front.

00:04:02:21 - 00:04:14:21
Unknown
We got, you know, where we go because they everybody get, like, a little spot on the lawn. I don't want to stand in the front because you can't see him very well. But, yeah, we had our little spot on the lawn and doing the things you teenagers do.

00:04:15:13 - 00:04:22:20
Unknown
Oh. That's fun. Let's see. Oh I am interested in these next two questions. How many cars have you owned.

00:04:22:20 - 00:04:33:08
Unknown
Oh that. That's kind of like concerts. I've owned a lot of cars because my first, entrepreneur adventure was when I was in my late teens, and I was buying and selling muscle cars.

00:04:33:08 - 00:04:34:20
Unknown
That's right. Yeah. So I

00:04:34:20 - 00:04:42:13
Unknown
find I find I look, I go every morning, get a newspaper from all the major metropolitan metropolitan areas in the United States.

00:04:42:15 - 00:04:55:20
Unknown
And I look up the certain cars that I knew were in high demand in California, and I'd find them at a lower price someplace else. Chicago. But quite a few. And, in Salt Lake City

00:04:55:20 - 00:05:01:06
Unknown
I buy it. Drive it home. Turn around, sell it. They've been in a little fixing up you know, do that to it as well.

00:05:01:06 - 00:05:07:19
Unknown
So I had know when I was young I was driving the coolest cars all muscle cars in the late 60s and the early 70s.

00:05:07:19 - 00:05:13:07
Unknown
What's amazing with buying those cars and fixing them up? Did you teach yourself how to do all of the

00:05:13:07 - 00:05:21:12
Unknown
mechanical things? My dad, was a hands on guy. I mean, he's a computer programmer, so that didn't having to do with car mechanics, but he was kind of the.

00:05:21:12 - 00:05:34:19
Unknown
You fix everything yourself. Okay. If you do it the lowest possible cost. And so when he and I would go motocross ING together, anytime something broke down, we just fix it on the spot. Yeah. So I, I was pretty handy with a toolbox. That's

00:05:34:19 - 00:05:38:07
Unknown
great. And the more you do it, the more you learn. And then the next time it pops up, you're like,

00:05:38:07 - 00:05:38:17
Unknown
I got it.

00:05:38:21 - 00:05:51:06
Unknown

And I loved it, you know? I mean, just it's like carpentry. I'm not a good carpenter. But if I ever retired, I'd love to pick up carpentry because you. What you do, whatever you're working on, you get to see the results. Yes, I see it progressing right in front of you.

00:05:51:06 - 00:05:54:18
Unknown
Okay. Which of those cars was your favorite? If you can narrow it down to one,

00:05:54:18 - 00:06:08:04
Unknown
that's. That's easy. I had, a 1969 Camaro Z28 with a 302 engine in it. That car was so cool. It was definitely one where people saw it. Who they knew cars would turn their heads and look at it.

00:06:08:05 - 00:06:09:05
Unknown
It was.

00:06:09:05 - 00:06:22:05
Unknown
That's got to be a fun feeling, too, because I know you're the kind of person that loves that human interaction, that connection. So as you're driving around like these cars that are very specific, that you have to know the specific thing about, people are going, hey, and you're going, hey, yeah.

00:06:22:05 - 00:06:25:23
Unknown
And they like, if you pulled over park to get people coming over, we talk about it.

00:06:26:03 - 00:06:28:17
Unknown
And I was 18 years old, so it's totally cool.

00:06:28:17 - 00:06:35:17
Unknown
Yeah. You know, to me, to have these men coming over who, you know, dreamed of these cars. Yeah. Oh. That's cool. I like that.

00:06:35:17 - 00:06:41:04
Unknown
Okay, be honest with me. What's the fastest you've ever driven in one of these cars?

00:06:41:04 - 00:06:49:03
Unknown
Well, back in those days, cars really? We thought they're really fast.

00:06:49:05 - 00:06:59:04
Unknown

But I had a, Ferrari five 9912 cylinder. I can't what year it was, but it'd be like in the 2000s

00:06:59:04 - 00:07:09:16
Unknown
and I was driving from think it was I'm from Salt Lake City to Nevada and on a road in Nevada. As long as

00:07:09:16 - 00:07:12:04
Unknown
I was going to say you got all that wide open space.

00:07:12:04 - 00:07:15:12
Unknown
So I'm sitting there thinking, okay, let's see how fast this car really goes.

00:07:15:12 - 00:07:17:16
Unknown
And I got up to 200 miles an hour. Are

00:07:17:16 - 00:07:18:16
Unknown
you serious? Yeah. That

00:07:18:16 - 00:07:20:03
Unknown
was it was pretty. Was

00:07:20:03 - 00:07:21:15
Unknown
it scary or was it.

00:07:21:15 - 00:07:25:03
Unknown
You know what? Yes, it was scary.

00:07:25:03 - 00:07:26:03
Unknown
Which is unusual

00:07:26:03 - 00:07:27:03
Unknown
for me to say.

00:07:27:03 - 00:07:28:15
Unknown
Yeah. It was,

00:07:28:15 - 00:07:38:08
Unknown
Yeah, because things were going by so fast. And then I'm sitting there floating along 200 miles an hour, and then I'm thinking, well, even if a rabbit jumped out in front of me, it would not be pretty.

00:07:38:09 - 00:07:41:03
Unknown
So, yeah, it's, I don't know, 160,

00:07:41:03 - 00:07:42:03
Unknown
a reasonable

00:07:42:03 - 00:07:43:15
Unknown
speed.

00:07:43:15 - 00:07:49:03
Unknown
I love it. Okay. Let's see. Okay. What music puts you in a good mood?

00:07:50:23 - 00:08:03:14
Unknown
You know, I kind of move around in my music taste, for example, a month ago is, charmaine's Hot harvest, and now

00:08:03:14 - 00:08:12:02
Unknown
it's, Aaron Jones radio. So the music that's similar to. I'm like. Like the Black Keys.

00:08:12:02 - 00:08:13:14
Unknown
Okay. Mixed in there.

00:08:13:14 - 00:08:15:14
Unknown
That's kind of my go to right

00:08:15:14 - 00:08:19:02
Unknown
now. Okay. Do you have a favorite song?

00:08:19:04 - 00:08:19:14
Unknown
That's such a

00:08:19:14 - 00:08:26:02
Unknown
hard question. I have a favorite song, but it wouldn't fit in the same John. Okay, what I was talking about, that's fine. This is

00:08:26:02 - 00:08:34:14
Unknown
from what I was. I can't remember how long it was, but I was a teenager and Steppenwolf's released Born to Be Wild.

00:08:34:14 - 00:08:36:02
Unknown
Okay. And that was

00:08:36:02 - 00:08:45:07
Unknown
the theme song of, Like, I can't remember Peter Fonda's, motorcycle chopper movie.

00:08:45:09 - 00:08:52:01
Unknown
What the heck? I can't remember the name of the movie, but I love that song. It's Steppenwolf, 1969. Born to be wild. I

00:08:52:01 - 00:09:05:13
Unknown
love that. I also love when you hear a song that was your favorite when you were a teenager. It automatically puts you back in that space, and it's almost like you're imagining listening to it with like your 16 year old self and being like, hey buddy, I still love this song

00:09:05:13 - 00:09:06:21
Unknown
and that song.

00:09:06:21 - 00:09:10:13
Unknown
So that was released in 69 and I would have been nine then.

00:09:10:13 - 00:09:12:01
Unknown
Okay. By the time I really got

00:09:12:01 - 00:09:18:01
Unknown
familiar with it, it was totally cool to me because kind of I didn't have any older brothers, but the older brothers are my friends.

00:09:18:01 - 00:09:19:13
Unknown
That would be like their song.

00:09:19:13 - 00:09:23:08
Unknown
Okay. That was my favorite song. Would make me cool.

00:09:23:10 - 00:09:27:12
Unknown
Oh right. Like I have no idea if it really is my favorite or not, but I certainly talk like with

00:09:27:12 - 00:09:29:00
Unknown
my mom now when I go on a

00:09:29:00 - 00:09:31:12
Unknown
motorcycle ride, that's how I kick off on my motorcycle ride. I

00:09:31:12 - 00:09:40:12
Unknown
think that's a perfect tradition. Oh, I love that. Let's see. Oh, okay. Now, really the hard hitting questions. Are you a morning person or a night person?

00:09:40:18 - 00:09:42:00
Unknown
Oh, man, you are just really.

00:09:42:00 - 00:09:43:12
Unknown
I know, you know.

00:09:43:12 - 00:09:51:00
Unknown
So if I didn't have any business going on, I would be staying up late at night.

00:09:51:00 - 00:09:52:12
Unknown
Night owl. I

00:09:52:12 - 00:10:00:12
Unknown
like staying up late at night. Now, I've been a morning person for decades now because you get a lot more accomplished if you get up early.

00:10:00:12 - 00:10:01:12
Unknown
My,

00:10:01:12 - 00:10:02:12
Unknown
my dad was a morning

00:10:02:12 - 00:10:02:17
Unknown
person.

00:10:02:17 - 00:10:04:00
Unknown
Yeah. And

00:10:04:00 - 00:10:07:23
Unknown
yeah he gave me a lot of crap over

00:10:07:23 - 00:10:09:11
Unknown
sleeping. Not waking up.

00:10:09:11 - 00:10:11:11
Unknown
Yeah it was. Yeah.

00:10:11:11 - 00:10:12:23
Unknown
So you learned he definitely.

00:10:12:23 - 00:10:17:23
Unknown
It was, it was very clear that, you know, if you were going to get anything accomplished you got up early in the morning.

00:10:17:23 - 00:10:18:23
Unknown
So that's

00:10:18:23 - 00:10:20:11
Unknown
what I did. All right.

00:10:20:11 - 00:10:22:23

Unknown
What is your favorite place to be.

00:10:24:13 - 00:10:37:11
Unknown
My favorite place to be. Wow. You know I've had a place in Mexico forever down on the beach in front of me too. And I can walk to three different surf, you know, breaks.

00:10:37:11 - 00:10:45:23
Unknown
Yeah, I could, I could not leave there. Sounds so beautiful and not. And that's where you would just be grandkids

00:10:45:23 - 00:10:48:05
Unknown
come, you know, and visit.

00:10:48:05 - 00:11:00:10
Unknown
I'll fly them down there with my kids. So yeah, I love it there. Very peaceful. No reason to be stressed about anything. Just look at the ocean and listen to the waves. It's lovely. That sounds

00:11:00:10 - 00:11:01:10
Unknown
amazing. Makes for

00:11:01:10 - 00:11:02:22
Unknown
very easy afternoon naps.

00:11:02:22 - 00:11:07:10
Unknown
Oh yeah I like that. That sounds nice. How many grandkids do you have.

00:11:07:10 - 00:11:08:10
Unknown
I have 11.

00:11:08:15 - 00:11:08:22
Unknown
11.

00:11:08:22 - 00:11:10:22
Unknown
What are their age ranges?

00:11:10:22 - 00:11:15:10
Unknown
Oh, boy. My oldest is, 17. Okay.

00:11:15:10 - 00:11:16:22
Unknown
And the

00:11:16:22 - 00:11:23:22
Unknown
youngest is with his two of them that are now two.

00:11:23:22 - 00:11:33:14
Unknown
Okay, so the two youngest are two. Good spread. Yeah, it's about 50, except boys and girls. Oh, somewhere in that range. Close enough. Yeah. If you ask me. The names of all of them walking down the.

00:11:33:14 - 00:11:34:09
Unknown
If that's not going to work.

00:11:34:09 - 00:11:43:09
Unknown
Well that's fair. I won't make you put them in age order or anything. Do you guys have a specific tradition of what you guys like to do when they come out to visit you?

00:11:43:09 - 00:11:49:21
Unknown
Well, mostly it's visiting them. Yeah, it's real simple. They just go nuts.

00:11:49:21 - 00:11:51:02
Unknown
There's go nuts, and it's the beach.

00:11:51:02 - 00:11:51:09
Unknown
And

00:11:51:09 - 00:11:53:09
Unknown
that's sandcastles. Yeah.

00:11:53:09 - 00:11:54:21
Unknown
The

00:11:54:21 - 00:11:59:09
Unknown
staff there knows that if the kids ask for something, you say yes, because it's kind of that glare. The blow.

00:11:59:09 - 00:12:00:21
Unknown
Yeah. So the.

00:12:00:21 - 00:12:05:09
Unknown
And my favorite kind of milkshake is a Haagen-Dazs chocolate peanut butter milkshake. Okay.

00:12:05:09 - 00:12:06:21
Unknown
And

00:12:06:21 - 00:12:08:09
Unknown
so there's a lot of those.

00:12:08:09 - 00:12:09:21
Unknown
Yeah. And

00:12:09:21 - 00:12:14:09
Unknown
smoothies. So just watching them kind of, you know entertain them that's.

00:12:14:11 - 00:12:15:20
Unknown
They're not raised that way.

00:12:15:20 - 00:12:29:20
Unknown
Yeah. Their parents are pretty good disciplinarian. Yeah. Get out there. And grandpa's like there's no rules. Yes. When the cookies are made there's no they're like we're on vacation. We could do whatever we want. I love that. I think it's

00:12:29:20 - 00:12:35:19
Unknown
fun for kids to have, like, once in a while to just kind of get to go nuts, because as adults, we don't go nuts enough.

00:12:35:19 - 00:12:41:08
Unknown

We could be doing a lot of really fun things, but we don't do it. But we could eat cookies for dinner and no one would get mad

00:12:41:08 - 00:12:48:20
Unknown
at you. Spent. You know, if I have five kids and, as a parent, spend all my time saying no.

00:12:48:20 - 00:12:50:08
Unknown
I mean, the number of yeses

00:12:50:08 - 00:12:54:12
Unknown
were far for you between, you know, and as soon as you did say yes, I was asking another question.

00:12:54:14 - 00:12:58:19
Unknown
Yep. You know. Yes. So yeah grandkids are great because the kids

00:12:58:19 - 00:13:02:19
Unknown
get to say yes. Yes I love that. Do they have a specific name that they call you

00:13:02:19 - 00:13:04:07
Unknown
Papa? Oh, Papa.

00:13:04:07 - 00:13:08:07
Unknown
That's nice. Let's see. Papa, Papa, Papa.

NOT INCLUDED ANYWHERE...SEE NOTES BELOW

00:35:13:19 - 00:35:16:23
Unknown
With all the different ways that you could raise money to get this business going.

00:35:16:23 - 00:35:19:09
Unknown
What made RegCF so attractive to you?

00:35:19:09 - 00:35:35:08
Unknown
Well, first of all, remember my goal with RegCF is not to raise a certain amount of capital. There will, at some point in time, need to be institutional capital coming in here. And I intend to do that. However, RegCF satisfied two of my goals. You know, one was,

00:35:35:08 - 00:35:44:08
Unknown
giving our customers the opportunity to have ownership, you know, here, which fulfills what I think should be happening in terms of allowing normal, everyday

00:35:44:08 - 00:35:50:03
Unknown
investors to participate in the same kind of investments that you would have private equity funds or venture capital funds in.

00:35:50:05 - 00:36:00:01
Unknown
And then the second is, I think, a loyal 151 coffee consumer who's also an owner is a great ambassador.

00:37:09:00 - 00:37:13:16
Unknown
When people pull into a 151 coffee drive through, what do you hope that they feel?

00:37:16:02 - 00:37:32:03
Unknown
For? I tell you, it's pretty simple for me when they come through a 151 coffee, my hope is that they're one step closer to having a good day. And that's kind of our motto. It's a good day to have a good day and come to a 151 coffee. We'd help out a little bit with that.

00:37:32:03 - 00:37:40:15
Unknown
And as that continues on, and as that fun connection grows, how do you hope that people will feel in ten years from now when they see the 151 coffee logo

00:37:40:15 - 00:37:47:03
Unknown
for I hope that they feels that they've seen a lot of those logos around town.

00:37:47:03 - 00:37:54:15
Unknown
talked about a lot of different things with what you are working on right now and what you're working towards. If you weren't building 151 coffee right now, what would you be doing?

00:38:29:11 - 00:38:36:01
Unknown
You built Hollywood video from the ground up to a point where there were about 2000 stores making about $2 billion per year.

00:38:36:06 - 00:38:40:22
Unknown
What important lessons have you learned from Hollywood video that you're bringing into 151 coffee?

00:38:40:22 - 00:39:00:10
Unknown
Well, there's two things. One is when I look at Hollywood video success versus blockbuster, they had about $500 million a year in advertising. We were on like a 40, $50 million budget. And yet we did higher revenue per store, higher profit per store. And I attribute basically all of that to our focus

00:39:00:10 - 00:39:04:06
Unknown
on the clerks enjoying their jobs.

00:39:04:08 - 00:39:11:10
Unknown
And then the second, the secondly was the discipline that was required in order for us to grow that fast and

00:39:11:10 - 00:39:25:13
Unknown
that, discipline, results in fast growth, which creates more opportunity for everybody else involved. And that's what we intend to apply here. 151 coffee as we move into a rapid growth mode.

COMPANY AGREEMENT

OF

151 COFFEE EQUITY, LLC
A Texas Limited Liability Company

THE INTERESTS IN THE LIMITED LIABILITY COMPANY EVIDENCED BY THIS COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER STATE OR FEDERAL SECURITIES LAWS, AND NO INTEREST IN THE LIMITED LIABILITY COMPANY MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE TRANSFERRED WITHOUT OPINION OF COUNSEL THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS OR EVIDENCE THAT SUCH INTEREST HAS BEEN REGISTERED UNDER FEDERAL AND ALL APPLICABLE STATE SECURITIES LAWS.

COMPANY AGREEMENT
OF
151 COFFEE EQUITY, LLC
A Texas Limited Liability Company

THIS COMPANY AGREEMENT OF 151 COFFEE EQUITY, LLC, dated as of November 19, 2025, is, for good and valuable consideration, agreed to and entered into by the Company and the Persons identified on the signature pages to this Agreement as the Members.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Texas by the filing of the Certificate of Formation with the Secretary of State of the State of Texas on October 27, 2025 (as it may be amended from time to time, the *"Certificate of Formation"*);

WHEREAS, the Company operated without a "company agreement" (as that term is used in the TLLC Law (as defined herein)) until the date of this Agreement; and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.01   Defined Terms. When used in this Agreement, the following words and phrases shall have the respective meanings specified in this Section 1.01 or in the section referred to unless a different meaning is clearly required by the context:

"Affiliate" shall mean, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. As used in this definition, the term "**control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policy of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" means this Company Agreement as originally executed and as amended from time to time.

"Assignee" has the meaning specified in Section 4.06.

"Capital Contribution" means the total amount of money and the initial fair market value of any property (other than money), services rendered, or promissory note or other obligation to pay cash or transfer property to the Company contributed or agreed to be contributed, as the context

requires, to the Company by each Member pursuant to the terms of this Agreement. Any reference to the Capital Contribution of a Member shall include the Capital Contribution made by a predecessor holder of the Shares of such Member.

"Certificate of Formation" has the meaning set forth in the Recitals.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of succeeding law.

"Company" means 151 Coffee Equity, LLC, the limited liability company created pursuant to the Certificate of Formation.

"Company Property" means all real and personal property from time to time owned by the Company.

"Entity" means any entity, whether organized for profit or not, that is a corporation, limited or general partnership, limited liability company, real estate investment trust, joint venture, joint stock company, cooperative, association, bank, trust, insurance company, or other legal entity organized pursuant to the laws of the State of Texas or any other jurisdiction.

"Estate Representative" means the Person or Persons duly authorized by law to act on behalf of the estate of a decedent.

"Family Member" means with respect to any Member who is a natural person, such Member's Spouse, parent, sibling, descendant (including adoptive relationships and stepchildren), and the Spouses of each such natural persons.

"Initial Contribution" means the cash, property, services rendered, or promissory note or other obligation to pay cash or transfer property to the Company contributed to the capital of the Company by a Member for the Shares initially acquired by such member, and each Member's name on Exhibit A.

"Liquidator Agent" has the meaning specified in Section 15.02.

"Manager" or *"Managers"* means, initially, each person named in the Company's Certificate of Formation as a Manager and, thereafter, each person who serves as a Manager of the Company pursuant to this Agreement.

"Member" means, as of any given time, any Person identified as a Member on the signature page of this Agreement or an Execution Page for this Agreement for whom the Manager has elected to allow to be an Assignee but has not been admitted to the Company in accordance with this Agreement and any additional Member who has been admitted to the Company in accordance with this Agreement.

"Membership Percentage" means, from time to time, the ownership interest of a Member in the Company expressed as a percentage of the whole with respect to each Member, calculated by dividing the number of Shares owned by the Member by the total number of Shares owned by all Members.

"Notice Price" has the meaning specified in Section 14.03(b).

"Offer Notice" has the meaning specified in Section 14.03(a).

"Offering Member" has the meaning specified in Section 14.03(a).

"Permitted Transferee" means (a) with respect to any Member, any Affiliate of 151 Coffee, LLC, a Nevada limited liability company (*"151 Coffee"*), and (b) with respect only to any Member who is an individual, such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries by will or by the laws of intestate succession.

"Person" means an individual or an Entity.

"Proposed Member" has the meaning specified in Section 4.03.

"Securities Act" means the Securities Act of 1933 and the rules and regulations thereunder, which shall be in effect at the time.

"Shares" means the shares into which the ownership interests in the Company are divided.

"Speak" means the ability to communicate, either orally or via nonverbal communication, or both.

"Spouse" means the spouse of a Member who is not also a Member.

"TBOC" means the Texas Business Organization Code.

"TLLC Law" means the Texas Limited Liability Company Law, as set forth in Title 3 of the TBOC and Title 1 of the TBOC to the extent applicable to limited liability companies.

"Transfer" as a verb means to sell, assign, transfer, or otherwise dispose of, or mortgage, hypothecate or otherwise encumber, or permit or suffer any encumbrance, and Transfer as a noun means the sale, assignment, transfer, or other disposition, or mortgage, hypothecation or other encumbrance. In the case of a Member that is an Entity, Transfer includes a distribution to shareholders, members, partners, or other owners.

1.02   Words of Inclusion. When used in this Agreement, the word "including" shall mean "including without limitation."

1.03   Section, Article and Exhibit References. References in this Agreement to specific sections, articles and exhibits refer to sections, articles and exhibits of this Agreement unless otherwise stated.

1.04   References to Statutes and Regulations. References in this Agreement to statutes and regulations are to those statutes and regulations as currently existing and as may be amended from time to time and to any corresponding provisions of succeeding statutes or regulations.

ARTICLE 2
ORGANIZATION

2.01 Formation of Limited Liability Company. The Company has been organized as a Texas limited liability company pursuant to the TLLC Law, effective upon the filing of the Certificate of Formation with the Secretary of State of Texas. Except as provided to the contrary in this Agreement, the rights and obligations of the Members shall be governed by the provisions of the TLLC Law.

2.02 Name. The name of the Company is "151 Coffee Equity, LLC". The Managers may adopt one or more fictitious names for use by the Company from time to time. The Managers shall give notice of any change in the name of the Company and the adoption of any fictitious name to each Member and shall make all filings required under applicable law in connection with any change in the name of the Company or the adoption or use of any fictitious name by the Company.

2.03 Purposes; Powers. The purposes of the Company shall be to (a) directly acquire, hold, and dispose of one (1) class of securities issued by 151 Coffee and (b) raise capital in one or more offerings pursuant to 17 C.F.R. § 227. The Company shall have the power to do everything necessary, advisable, proper or convenient for the accomplishment of its purposes, subject to the provisions of this Agreement.

2.04 Term. The Company commenced effective upon the filing of the Certificate of Formation with the Secretary of State of Texas, and shall continue in existence until terminated as provided in this Agreement.

2.05 Principal Office. The principal office of the Company where records are to be kept or made available shall be at 8925 Sterling St #260, Irving TX 75063. The Managers may change the principal office of the Company from time to time and may establish, maintain and abandon one or more additional places of business of the Company. The Managers shall give notice to each Member of any change of the principal office of the Company and of the establishment or abandonment of any additional place of business of the Company.

2.06 Registered Office and Registered Agent. The Company shall have and continuously maintain in the State of Texas:

(a) A registered office which may be, but need not be, the same as its place of business; and

(b) A registered agent who has a business office identical to such registered office and who is an individual resident of the State of Texas or an Entity organized under or authorized to transact business in the State of Texas.

The address of the initial registered office of the Company and the name of the Company's initial registered agent are set forth in the Certificate of Formation. The Managers may change the registered office and the registered agent of the Company from time to time.

2.07 Other Documents and Acts. The Members agree to execute and deliver such additional documents and perform such additional acts consistent with the terms of this Agreement

as may be necessary to comply with the requirements of law for the formation, qualification, and operation of a limited liability company in the State of Texas and in each jurisdiction in which the Company shall conduct business.

2.08   No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager and this Agreement may not be construed to suggest otherwise.

ARTICLE 3
SHARES

3.01   Shares Generally. The membership interests of the Members shall be represented by Shares, which shall be of one (1) single class of voting shares, with each receiving pro rata voting and economic rights.

3.02   Authorization and Issuance of Shares. The Company is hereby authorized to issue up to Five Million (5,000,000) Shares. As of the date hereof, _____ Shares are issued and outstanding to the Members in the amounts set forth on Exhibit A opposite each Member's name. The number of Shares authorized for issuance may be altered in accordance with Section 16.13.

3.03   Certification of Shares. The Managers may, but shall not be required to, issue certificates to the Members representing the Shares held by such Members. In the event the Managers shall issue certificates representing Shares in accordance with this Section, then in addition to any other legend required by law, all certificates representing issued and outstanding Shares shall bear a legend substantially in the following form:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH COMPANY AGREEMENT.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE 4
MEMBERS

4.01   Members. The Members of the Company are the Persons executing this Agreement as Members, each of whom is admitted to the Company contemporaneously with its execution of this Agreement, either directly or through execution of Exhibit B attached hereto, or has previously been admitted to the Company. The names, addresses, number of Shares, and Membership Percentage of the Members are set forth on Exhibit A, which may be amended from time to time in accordance with Section 6.07.

4.02 Admission of Additional Members. Additional Persons may be admitted to the Company as Members upon the consent of the Managers; provided that such admission shall not be effective until there has been compliance with the provisions of Section 4.03.

4.03 Conditions to Admissions and Transfers. Except as otherwise provided herein, no admission of any Person as a Member pursuant to Section 4.02 and no Transfer to a Permitted Transferee or to any other Person of all or any part of a Member's Shares or any interest therein (any Person proposed to be admitted as a Member under Section 4.02, any Permitted Transferee, and any proposed transferee being referred to as a *"Proposed Member"*) shall be effective or recognized by the Company for any purpose unless and until any required or appropriate amendments and filings required under the TLLC Law and this Agreement shall have been properly made and unless and until the Managers shall have received (or the Managers shall have waived in writing the receipt of) :

> (a) in the case of the admission of an additional Member, the payment of the Proposed Member's Initial Contribution as determined by the Managers;

> (b) in the case of a Transfer, a duly executed and acknowledged counterpart of the instrument making the Transfer signed by both the transferring Member and the Proposed Member;

> (c) a duly executed and acknowledged Execution Page in the form of Exhibit B executed by the Proposed Member;

> (d) if the Proposed Member is an Entity, evidence satisfactory to counsel for the Company of the Proposed Member's authority to become a Member and to be bound by the terms and conditions of this Agreement;

> (e) an opinion of counsel in form and substance and from counsel satisfactory to counsel for the Company to the effect that such admission of the Proposed Member or such Transfer is exempt from registration under the Securities Act, as amended, and any applicable state securities laws or evidence that the interest being Transferred shall have been registered under the Securities Act, as amended, and any applicable state securities laws; and

> (f) any other duly executed document deemed appropriate by the Managers (or, if the transferring Member is a Manager, the non-transferring Managers) to reflect the admission of the Proposed Member to the Company and the Proposed Member's agreement to be bound by this Agreement.

Further, anything to the contrary in this Agreement notwithstanding, no Person (other than a Permitted Transferee) to whom all or any part of a Member's Shares are Transferred shall be admitted as an Assignee except upon the written consent of the Managers.

4.04   Status of Member. Except as otherwise provided herein, once admitted as a Member, a Member shall continue as a Member for all purposes of this Agreement and the TLLC Law until, in accordance with and as permitted by this Agreement, (a) an Assignee is admitted to the Company as a successor to the Member's Shares, (b) the Company acquires the Member's Shares under Article 14 or the Member's Shares are transferred to a Permitted Transferee under Article 14, (c) the Company is dissolved and terminated, or (d) if permitted by this Agreement, the Member otherwise withdraws from the Company. If a Member transfers all or part of its Shares, such Member shall not have any rights under this Agreement with respect to the Shares Transferred, including any right to vote such Shares, and such transferred Shares shall not be included for purposes of determining the total Shares owned by the Members for purposes of this Agreement. After admission to the Company, a substitute Member shall have all of the rights of a Member.

4.05   Withdrawal. No Member shall have the right or power to withdraw from the Company as a Member.

4.06   Assignee. In the event any of a Member's Shares are Transferred and the conditions of Section 4.03 are not satisfied, such Transfer shall be null and void; provided, however, that the Manager may, in the Manager's sole discretion, elect to treat such transferee as mere assignee only (an **"Assignee"**), with the right only to receive distributions to which the transferring Member is entitled, to the extent those items are Transferred; provided that, in making distributions the Company shall not be required to deal directly with the Assignee but shall be entitled to continue to deal with the transferring Member. Until the Assignee becomes a Member, the transferring Member shall continue to be a Member and to have the power to exercise any rights or powers of a Member. For clarity, no Assignee shall be entitled to vote on any matter. The Assignee shall be subject to the provisions of this Agreement and shall be required to comply with the provisions of this Agreement.

4.07   Independent Activities. Each Member may, notwithstanding this Agreement, engage in whatever activities it chooses; provided, however, that such activities are not competitive with the Company.[1]

4.08   Representations and Warranties. Each Member, by executing this Agreement or an Execution Page in the form of Exhibit B, represents and warrants to the Company and each other Member, in connection with such Member's acquisition of Shares, that (a) if that Member is an Entity, it is duly organized or formed, validly existing, and (if applicable) in good standing under the laws of the state of its organization or formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not organized or formed therein), and the representations and warranties in this clause (a) are true and correct with respect to each Entity thereof having personal liability for the debts and obligations thereof; (b) if the Member is an Entity, that Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this

---

[1] Mark – I just want to ensure that this is not an issue for you while you own Shares in the SPV.

Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly taken; (c) the Member has duly executed and delivered this Agreement; (d) the Member's authorization, execution, delivery, and performance of this Agreement do not conflict with any other agreement or arrangement to which that Member is a party or by which the Member is bound; (e) such Shares are being acquired solely for investment purposes for such Member's own account and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws; (f) such Member, alone or together with such Member's representatives, possesses such expertise, knowledge and sophistication in financial and business matters generally, and in the type of transactions in which the Company and 151 Coffee proposes to engage in particular, that such Member is capable of evaluating the merits and economic risks of acquiring and holding such Shares, and such Member is able, and anticipates that such Member will continue to be able in the future, to bear all such economic risks; (g) such Member has had access to all information with respect to the Company, 151 Coffee, and such Shares that such Member deemed necessary to make a complete evaluation of the acquisition thereof, and has had the opportunity to question the Manager concerning the Company, 151 Coffee, and such Shares; (h) such Member's decision to acquire such Shares for investment has been based solely upon the evaluation made by such Member; (i) such Member is aware that such Member must bear the economic risk of such Member's investment in the Company, and the Company's investment in 151 Coffee, for an indefinite period of time because the Shares have not been registered under the Securities Act or under the securities laws of any states and, therefore, cannot be sold unless such Shares are subsequently registered under the Securities Act and any applicable state securities laws or an exemption therefrom is available; (j) such Member is aware that only the Company or 151 Coffee can take an action to register the Shares and the Company is under no such obligation and does not propose to do so; (k) such Member is aware that this Agreement contains restrictions on the ability of a Member to Transfer such Member's Shares; (l) such Member agrees that such Member will truthfully and completely answer all questions, provide all information and make all covenants that the Company, 151 Coffee, or the Manager may contemporaneously or hereafter ask or demand for purposes of establishing compliance with the Securities Act and applicable state securities laws; and (m) **SUCH MEMBER ACKNOWLEDGES AND AGREES THAT (i) THIS AGREEMENT IS AN IMPORTANT LEGAL DOCUMENT, (ii) SUCH MEMBER HAS READ THIS AGREEMENT, AND (iii) SUCH MEMBER HAS BEEN ENCOURAGED TO, AND HAS HAD THE OPPORTUNITY TO, RETAIN COUNSEL IN CONNECTION WITH THIS AGREEMENT.**

4.09   Lack of Authority. No Member (other than a Member serving as a Manager or an officer) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

4.10   No Preemptive Rights. No Member or other Person shall have any preemptive rights whatsoever, except as expressly provided in this Agreement.

4.11   Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.

ARTICLE 5
MEETINGS OF MEMBERS

5.01   Meetings. Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Managers. Business transacted at a special meeting shall be confined to the purposes stated in the notice of the meeting.

5.02   Place of Meetings. Meetings of the Members shall be held at the principal office of the Company or at such place within or without the State of Texas as shall be designated by the Managers in the notice of the meeting.

5.03   Notice of Meetings. Notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days (except as otherwise provided by law) nor more than sixty (60) days before the date of the meeting, personally, by mail addressed to the Member at its address as it appears on the membership records of the Company with postage thereon prepaid, or by email at the email address for such Members as it appears on the membership records of the Company, to each Member entitled to vote at such meeting.

5.04   Fixing of Record Date for Matters Other Than Consents to Action. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or entitled to receive a distribution by the Company (other than a distribution involving a purchase or redemption by the Company or its Affiliates of any Member's Shares) or in order to make a determination of Members for any other proper purpose (other than determining the Members entitled to consent to action by the Members proposed to be taken without a meeting of the Members), the Managers may fix in advance a date as the record date for any such determination of Members, such date in any case to be not more than sixty (60) days and, in the case of a meeting of Members, not less than ten (10) days prior to the date on which the particular action requiring such determination of Members is to be taken. If not otherwise stated in or fixed in accordance with this Agreement, the record date for determining Managers entitled to call a meeting is the date the first Manager signs the written request for that meeting. If no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, or Members entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Company of any Member's Shares), the date on which notice of the meeting is mailed or the date on which the resolution of the Managers declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members has been made as provided in this Section 5.05, such determination shall apply to any adjournment thereof.

5.05   Fixing Record Dates For Consents to Action. Unless a record date shall have previously been fixed or determined pursuant to Section 5.05 of this Agreement, whenever action by the Members is proposed to be taken by consent in writing without a meeting of the Members, the Managers may fix a record date for the purpose of determining the Members entitled to consent to that action, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Managers. If no record date has been fixed by the Managers, the record date for determining the Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, registered agent, most recent electronic address, principal place of business (addressed to the Managers), transfer agent, registrar, exchange agent, or an officer or agent of the Company having custody of the books in which proceedings of meetings of the Members are recorded. Delivery shall be by hand or by certified or registered mail, return receipt requested. If no record date shall have been fixed by the Managers, the record date for determining the Members entitled to consent to action in writing without a meeting shall be at the close of business on the date on which the Managers adopt a resolution taking such prior action.

5.06   Voting Lists. At least ten (10) days before each meeting of Members, the officer or agent having charge of the membership records of the Company shall make a complete list of the Members entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address, number of Shares, and the Membership Percentage of each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the whole time of the meeting. The original membership records shall be prima facie evidence as to who are the Members entitled to examine such list or membership records or to vote at any meeting of Members.

5.07   Quorum. With respect to any matter, a quorum shall be present at any meeting of the Members if more than one (1) of the Members entitled to vote on that matter is represented at the meeting in person or by proxy. Once a quorum is present at a meeting of the Members, the Members represented in person or by proxy at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any Member or the refusal of any Member represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed.

5.08   Voting of Shares. Each Member entitled to vote shall be entitled to one vote for each Share owned by such Member upon each matter submitted to a vote at a meeting of Members, except to the extent that voting rights of any class or classes of Members are limited or denied by the Certificate of Formation or this Agreement. Any vote may be taken by voice or by show of hands unless someone entitled to vote objects, in which case written ballots shall be used.

5.09   Proxies. At all meetings of the Members, a Member may vote by proxy executed in writing by the Member. A telegram, telex, electronic mail, cablegram, or similar transmission by a Member, or a photographic, photostatic, facsimile, PDF, or similar reproduction of a writing executed by a Member, shall be treated as an execution in writing for purposes of this Section 5.09. Such proxy shall be filed with the Managers before or at the beginning of the meeting, and the chairman of the meeting, as designated by this Agreement, shall determine the validity of any such proxy or shall appoint an inspector or inspectors to do so. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

5.10   Voting by Members. Except as otherwise expressly provided in this Agreement or in the Certificate of Formation, the affirmative vote of a majority of the Shares of the Members entitled to vote on a matter and represented in person or by proxy at a meeting of the Members at which a quorum is present shall be the act of the Members, and any reference in this Agreement to any action taken by the Members shall mean such a vote.

5.11   Vote for Certain Matters. The affirmative vote of the holders of fifty percent (50%) shall be required to:

(a)   make an election to change the federal income tax classification of the Company or to perform any action by which the federal income tax classification of the Company would be changed;

(b)   authorize any transaction, agreement, or action on behalf of the Company that contravenes this Agreement; or

(c)   authorize any act that would make it impossible to carry on the ordinary business of the Company.

5.12   Conduct of Meetings. Meetings of the Members shall be presided over by the Managers and the Managers may appoint a secretary of the meeting. The Managers may, but are not required to, appoint inspectors of the election.

5.13   Telephone Participation in Meetings. The Members may participate in and hold a meeting of the Members by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear and Speak with each other; provided, however, that all Member participation in any meeting of the Members, including the ability to Speak, shall be in a manner determined and controlled by the Manager, in the Manager's sole discretion, to avoid disruptions. Participation in a meeting pursuant to this Section 5.13 shall constitute presence in person at such meeting, except when a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting held under this Section 5.13 is subject to the same notice and other requirements to which any other meeting of the Members is subject.

5.14   Action by Members Without a Meeting. Any act required or permitted to be taken at any meeting of the Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all Members entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each Member who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless within sixty (60) days after the date of the earliest dated consent delivered to Company a consent or consent signed by the Members having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered by hand or certified registered mail, return receipt requested, to Company, by delivery to its registered office, registered agent, principal place of business (addressed to the Managers), transfer agent, registrar, exchange agent, or an officer or agent of Company having custody of the books in which proceedings of meetings of the Members are recorded. A photographic, photostatic, electronic, or similar reproduction of a writing signed by a Member and delivered by email or any other electronic delivery method shall be regarded as signed by a Member for purposes of this Section 5.14. Prompt notice of the taking of any action by the Members without a meeting by less than the written consent of a majority of the outstanding Shares entitled to vote on such matter shall be given to those Members who did not consent in writing to the action.


ARTICLE 6
CAPITAL

6.01   Contributions. The Members acknowledge each has contributed to the capital of the Company the Initial Contribution described opposite its name on Exhibit A. The fair market value of the Initial Contribution of each Member, as of the date of such Initial Contribution, is set forth on Exhibit A.

6.02   Additional Funds. No Member shall have an obligation to advance (either as a loan or a capital contribution) any additional funds to the Company, make any capital contribution to the Company, or otherwise to provide funds to the Company, provided, however, that a Member shall be liable for any distribution prohibited by the TLLC Law that the Member knows is being made in violation of the TLLC Law.

6.03   Interest. No interest shall be paid to any Member in respect to the Member's Capital Contributions made by the Member to the Company.

6.04   Return of Capital. No Member is entitled to withdraw, or require the return of, any Capital Contributions made to the Company except as may be otherwise specifically provided by this Agreement. Unless consented to by all the Members, no Member shall have the right to receive property other than cash from the Company. No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to distributions, except as otherwise specifically provided by this Agreement.

6.05   Loans. The Members may not loan funds to the Company.


ARTICLE 7
DISTRIBUTIONS

7.01   Distributions. Distributions from the Company to the Members shall be made at such times and in such amounts as may be determined by the Managers. No Member shall have the right to demand a distribution. Distributions shall be made to the Members in proportion to the number of Shares owned by each Member compared to the total number of outstanding Shares.

7.02   Distributions Upon Liquidation. Distributions in connection with the liquidation of the Company shall be made in accordance with Article 15.

7.03   Offset. Any sum payable to any Member pursuant to this Agreement shall be reduced by any amounts owed by the Member to the Company and such latter amounts shall be considered repaid to the Company to the extent of such reduction.

ARTICLE 8
MANAGERS

8.01   General Authority. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the sole and exclusive direction of the Managers, including, but not limited to, the authority to (a) bind the Company in making contracts (subject to the limitations contained in Section 8.01(iv) below), (b) sell all or substantially all of the assets of the Company, (c) issue additional Shares, (d) convert the corporate form or federal tax status of the Company, and (e) effectuate any merger involving the Company, each (and all other decisions of the Manager) without obtaining the consent of the Members. Notwithstanding the foregoing, the Managers shall *not* be authorized to (i) create or authorize the creation of any additional classes or series of Shares, (ii) use Company funds to compensate any Manager for their service to the Company, (iii) invest any assets of the Company, or (iv) incur any indebtedness, pledge or grant liens on any Company Property or other assets of the Company, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

8.02   Number; Qualifications; Election; Term. The number of Managers is one (1) and the sole Manager is Mark Wattles, as set forth in the Certificate of Formation, until otherwise changed pursuant to this Agreement. Mark Wattles or his successor qualifies as a quorum and majority for as long as there is only one (1) Manager. Managers need not be residents of any particular state or Members. Each Manager shall hold office until his, her, or its death or resignation. In the event of resignation of the sole Manager, the resigning Manager shall have the option to appoint his, her, or its successor. If the resigning Manager does not appoint a successor prior to the effective date (pursuant to Section 8.05) of such resignation, the vacancy shall be filled by an affirmative vote of the Members at a meeting of the Members in which a quorum is present. A Manager may appoint a successor in the event of death by written notice to Company of same prior to such Manager's death, which may be revoked or changed at any time prior to death of such Manager by written notice to the Company. If the sole Manager dies without appointing a successor prior death, the vacancy shall be filled by 151 Coffee.

8.03   Change in Number. The number of Managers may be increased or decreased from time to time by resolution of the Managers, but no decrease shall have the effect of shortening the term of any incumbent Manager. The election of a lesser number of Managers than the number last fixed by resolution of the Managers shall be deemed to decrease automatically the number of Managers to the number elected. Any managership to be filled by reason of an increase in the number of Managers may be filled by the Managers at any meeting of Managers called for that purpose. Failure of the Managers to fill a vacancy or vacancies by the first meeting of the Members after the occurrence of such vacancy or vacancies shall reduce automatically the number of Managers by the number of vacancies not filled.

8.04   Removal. Managers may not be removed.

8.05   Resignation. Any Manager may resign at any time by giving written notice to each of the other Managers. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof and acceptance of the resignation shall not be necessary to make it effective.

8.06   Vacancies. Subject to Section 8.02 above, any vacancy occurring in the Managers may be filled at any subsequent meeting of the Managers following the occurrence of the vacancy by the affirmative vote of a majority of the remaining Managers, even if such vote constitutes less than a quorum. A Manager appointed or elected to fill a vacancy shall be elected for the unexpired term of its predecessor in office.

8.07   Annual Meetings. No annual meetings of the Managers are required.

8.08   Regular Meetings. The Managers may provide by resolution the time and place for the holding of additional regular meetings without other notice than that provided by the adoption of such resolution; provided, however, that no meetings of the Managers are required.

8.09   Special Meetings. Special meetings of the Managers may be called by or at the request of at least one (1) of the Managers. The person or persons authorized to call special meetings of the Managers may fix the place for holding any special meetings of the Managers called by them.

8.10   Place of Meetings. Meetings of the Managers, annual, regular or special, may be held within or without the State of Texas.

8.11   Notice of Meetings. Annual and regular meetings of the Managers are not required but may be held without notice as provided in this Agreement. Notice of any special meeting of the Managers shall be given no less than seven (7) days prior to the meeting by written notice delivered personally or mailed to each Manager at its business or residence address, or by electronic mail to the address contained in the books and records of the Company. The attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except when a Manager attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

8.12   Quorum. A majority of the number of Managers fixed in accordance with this Agreement shall constitute a quorum for the transaction of business at any meeting of the Managers, but if less than such majority is present at a meeting, a majority of the Managers present may adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum is present. Mark Wattles or his successor qualifies as a quorum and majority for as long as there is only one (1) Manager.

8.13   Manner of Acting. The act of the majority of the Managers present at a meeting at which a quorum is present shall be the act of the Managers unless the act of a greater number is required by law or by the Certificate of Formation or by this Agreement. Any reference in this Agreement to any action taken by the Managers shall mean the act of the majority of the Managers present at a meeting at which a quorum is present unless otherwise expressly provided.

8.14   Compensation. No Manager shall receive compensation from the Company in respect of their service to the Company in any capacity.

8.15   Telephone Participation in Meetings. The Managers may participate in and hold a meeting of the Managers by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear and speak with each other, and participation in a meeting pursuant to this Section 8.15 shall constitute presence in person at such meeting, except when a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting held under this Section 8.15 is subject to the same notice and other requirements to which any other meeting of the Managers is subject.

ARTICLE 9
OFFICERS

9.01   General. The Managers may, but are not required to, appoint individuals as officers of the Company ("**Officers**") as they deem necessary or desirable to carry on the business of the Company and the Managers may delegate to the Officers such power and authority as the Managers deem advisable. No Officer need be a Member of the Company. Any individual may hold two (2) or more offices of the Company. Each Officer shall hold office until a successor is designated by the Managers or until the Officer's earlier death, resignation or removal by the Managers. Any Officer may resign at any time upon written notice to the Managers. Any Officer may be removed by the Managers, with or without cause, at any time.

9.02   Authority. All Officers and agents of the Company shall have full authority to perform such duties in the management of the Company as may be provided in this Agreement, or as may be determined by resolution of the Managers not inconsistent with this Agreement.

ARTICLE 10
INTERESTED MANAGERS, OFFICERS AND MEMBERS

10.01   Interested Managers, Officers and Members.   An otherwise valid contract or transaction between the Company and one or more of its Managers, Officers, or Members, or between the Company and any other Entity in which one or more of its Managers, officers or Members are managers, directors, or officers or have a financial interest, shall be valid notwithstanding whether the Manager or officer or Member is present at or participates in the meeting of the Managers or the Members which authorizes the contract or transaction, or whether its or their votes are counted for such purpose, if the contract or transaction is fair as to the Company as of the time it is authorized, approved, or ratified by the Managers. Common or interested Managers shall be counted in determining the presence of a quorum at a meeting of the Managers which authorizes the contract or transaction.

ARTICLE 11
LIABILITY; INDEMNIFICATION

11.01   Liability. No Manager nor, if a Manager is an Entity, any of its officers, directors, managers, employees or agents, shall be liable, responsible or accountable to the Company or the other Members in damages or otherwise for any act or omission of such Manager or any of its officers, directors, managers, employees or agents in connection with acts carried out on behalf of the Company SPECIFICALLY INCLUDING SUCH MANAGER'S OR ANY OF ITS OFFICER'S, DIRECTOR'S, MANAGER'S, EMPLOYEE'S OR AGENT'S SOLE, PARTIAL OR CONCURRENT NEGLIGENCE, provided such Manager or any of its officers, directors, managers, employees or agents shall be liable for any material breach of any obligation under this Agreement or for fraud, willful misconduct or gross negligence committed toward the Company.

11.02   Indemnification. The Company shall and does hereby indemnify and hold harmless each of the Managers and, if a Manager is an Entity, each of its officers, directors, managers, agents and employees, from any loss, damage, claim or liability, including reasonable attorneys' fees and expenses, that they may incur by reason of any act, or failure to act, performed on behalf of the Company in the furtherance of the Company's interests to the fullest extent permitted by the TLLC Law; provided in no event shall the Company indemnify a Manager or its officers, directors, managers, agents or employees for any act or performance which is a material breach of any obligation under this Agreement or a Manager's or its officer's, director's, manager's, agent's or employee's respective act of fraud, willful misconduct or gross negligence. It is the express intent of this Section 11.02 to provide an indemnity to the Managers and their officers, directors, managers, employees and agents for their acts or omissions of negligence or comparative negligence or contributory negligence or similar liability SPECIFICALLY INCLUDING THE INDEMNIFIED PERSON'S SOLE, PARTIAL OR CONCURRENT NEGLIGENCE.

ARTICLE 12
ADMINISTRATION AND ACCOUNTING

12.01   Books and Records. The books and records of the Company shall be kept and maintained, at the expense of the Company, at the principal place of business of the Company and at any other location the Managers may select. Such records shall include any information and documents that the Company is required to maintain under the TLLC Law.

12.02   Minute Book. The Company shall keep at its principal office a minute book containing:

(a)   the Certificate of Formation and all amendments thereto;

(b)   this Agreement and all amendments hereto;

(c)   any statements of change of address of registered office or registered agent;

(d)   all of the minutes of all meetings of the Members; and

(e)   all of the signed consents of the Members and the Managers.

All minutes and consents shall be placed in such minute book, or, if a number of counterparts of any such consents are signed by the Managers or the Members, as the case may be, one full copy of the consents and the signature pages for the other counterparts shall be placed in the minute book. All references in this Agreement to meetings of the Members shall also refer to actions taken by consent, and all references in this Agreement to minutes of meetings shall also refer to signed, written consents.

12.03   Membership Records. The Company shall keep and maintain at its principal office a current membership list that states (a) the name and mailing address of each Member, (b) the Membership Percentage of each Member, (c) the number of Shares owned by each Member, (d) if there is more than one class of Shares, the class of Shares owned by each Member, and (e) a record of each transfer of Shares that has been presented to the Company for registration of transfer.

12.04 Books of Account. The Company shall keep correct and complete books and records of account of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and surplus.

12.05 Form of Records. Any books, records, minutes and membership records of the Company may be in written form or may be kept in any other form capable of being converted or reproduced into clearly legible written form within a reasonable time, including on an information storage device such as electronic data processing equipment.

12.06 Inspection. Each Member and each Assignee, on written request addressed to the Managers stating the purpose, shall have the right to examine and copy, via electronic transmission, for any proper purpose, and at the Member's or Assignee's sole expense, the records required to be maintained by the Company under the TLLC Law. On the written request of any Member or Assignee addressed to the Managers at the Company's principal office, the Company shall provide, without charge, to the Member or Assignee, copies of this Agreement and the Certificate of Formation (and all amendments thereto and restatements thereof) and any tax returns required to be maintained under the TLLC Law. Each Person that inspects the books and records of the Company shall maintain the confidentiality of the information received pursuant to or in connection with such inspection.

12.07 Fiscal Year; Accounting Method. The fiscal year of the Company shall be the calendar year, unless otherwise determined by Managers. The Company records shall be maintained, and its profits and losses shall be accounted for, in accordance with the method of accounting selected by the Managers.

12.08 Bank Accounts; Investments. All funds of the Company shall be deposited in the Company's name in an account or accounts maintained in one or more national or state bank or banks designated from time to time by the Managers. The funds of the Company shall not be commingled with the funds of any Member or any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by the Managers or any officers designated by the Managers. The Managers may deposit Company funds that in interest bearing bank accounts but shall not use such funds to purchase commercial paper, treasury bills, or other high grade short term instruments or other investments.

12.09 Reports. Managers shall provide the Members with prompt updates when material disclosures are received by the Managers from 151 Coffee.

12.10 Tax Returns and Elections. The Managers shall cause timely preparation and filing of all required tax returns of the Company.

12.11 Tax Status. During the term of the Company, it is the intent of the Company and the Members that the Company intends to be treated as an association taxable as a corporation for U.S. federal, state, and local income tax purposes. The Members agree not to take any position inconsistent with this Section 12.11, including on any Member's personal tax return.

ARTICLE 13
COMPANY PROPERTY

13.01   Ownership of Company Property. All Company Property shall be deemed owned by the Company as an entity, and no Member, individually, shall have any ownership interest in the Company Property. All Company Property shall be held and conveyed in the name of the Company, unless the Managers determine that the Company Property should be acquired and conveyed in the name of one or more Person or Persons as nominee for the Company.

13.02   Waiver of Right to Partition. Each Member irrevocably waives, during the term of the Company and during any winding up of the Company, any right to require partition of the Company Property or any part thereof and any right to possess Company Property.

ARTICLE 14
TRANSFER RESTRICTIONS

14.01   Prohibition Against Transfer. Except as otherwise provided herein, no Member may Transfer all or any part of its Shares without the prior written consent of the Managers, and any attempt to so Transfer any such Shares shall be void and shall not bind or be recognized by the Company.

14.02   Permitted Transferees. Each Member shall have the right, without the consent of the other Members, to Transfer all or any part of its Shares to a Permitted Transferee; provided that as a condition to any such transfer, any such Permitted Transferee shall satisfy the conditions of Section 4.03. Upon satisfaction of the conditions of Section 4.03, such Permitted Transferee shall thereupon become a substituted Member to the extent of the interest Transferred. To the extent all or part of a Member's Shares are Transferred to a Permitted Transferee and such Permitted Transferee does not satisfy all of the conditions of Section 4.03, such Permitted Transferee shall be an Assignee only.

14.03   Attempted Transfer.

(a)   Proposed Sale. In the event a Member (the *"Offering Member"*) desires to sell all or a portion of its Shares to any Person other than a Permitted Transferee, then prior to so selling the Shares, the Offering Member shall give written notice (the *"Offer Notice"*) to the Managers, and the Company shall have the option to purchase, at the Notice Price (as defined in Section 14.03(b)), all of the Offering Member's Shares being offered for sale.

(b)   Offer Notice. The Offer Notice shall specify (i) the nature of the proposed sale, (ii) the identity of the proposed transferee, (iii) the number of Shares owned by the Offering Member, (iv) the number of Shares being offered for sale, and (v) all other terms and conditions of the proposed sale. The Offering Member shall include with the Offer Notice the sworn statement of the Offering Member and the proposed transferee that the Offering Member desires to sell and the proposed transferee desires to purchase, and that the proposed transferee will purchase, at a named price per Share (the *"Notice Price"*), the specified number of Shares owned by the Offering Member if the Company does not purchase such Shares in accordance herewith. The Company shall have forty-five (45) days from its receipt of the Offer Notice to elect to exercise its option under Section 14.03(a) and to notify the Offering Member of its election. If the Company does not notify the Offering Member that the Company is exercising its option under Section 14.03(a) within such forty-five (45) day timeframe, the Company shall be deemed to have elected not to exercise its option to purchase such Offering Member's Shares under this Section 14.03. If the Offering Member desires to sell such Offering Member's Shares in the future, such Offering Member shall be subject to the requirements of this Section 14.03 and the Company shall not be deemed to have waived its rights under this Section 14.03 because the Company previously elected not to purchase such Offering Member's Shares. Notwithstanding the foregoing, if the Company elects not to purchase the Offering Member's Shares, the Offering Member shall not Transfer such Shares without first obtaining Manager consent to such Transfer.

(c)　　Other Transfers. Any attempted Transfer of Shares or any involuntary Transfer of Shares in violation of this Agreement shall be treated as a proposed sale of such Shares subject to this Section 14.03 and shall give the Company the same option to purchase all the Offering Member's Shares effective as of the earlier of the Company's receiving notice from the Offering Member of such attempted or involuntary Transfer or the Company's learning of such attempted or involuntary Transfer. Immediately upon the occurrence of any attempted or involuntary Transfer of Shares, the Offering Member shall give notice thereof to the Company.

14.04　Closing. The closing of any purchase of Shares by the Company shall be held at a date, which shall be a business day, designated by the Company which shall be not more than one hundred twenty (120) days following the date the Company notifies the Offering Member of its election to purchase the Offering Member's Shares.

14.05　Payment of Purchase Price. In the event of a purchase of Shares pursuant to this Article 14, the Notice Price for the Shares to be purchased by the Company shall be paid by the Company in full, in cash, by wire transfer of immediately available funds, or by certified or cashier's check, at the closing referenced in Section 14.04.

14.06　Voting of Shares. Each Member agrees that effective as of the date of a sale or redemption of all of such Member's Shares, such Member (or its Estate Representative) shall vote its Shares with respect to any matter relating to this Agreement and sales and purchases of Shares hereunder in the same manner as a majority of the Shares owned by the other Members are voted.

14.07　Distributions on Shares Subject to Sale. Any distributions declared but unpaid on the Shares which are the subject of a sale hereunder but having a record date prior to the closing shall belong to the seller of such Shares.

14.08　Specific Performance. The Parties acknowledge that the Shares cannot readily be purchased or sold in the open market, and for that reason, among others, the Parties agree that it is impossible to measure in money the damages that will accrue to a party by reason of a failure to perform any of the obligations under this Article 14. The terms of this Article 14 shall be enforceable in a court of competent jurisdiction by a decree of specific performance. Further, any threatened Transfer that would be in violation of this Article 14 may be enjoined and restrained by a court of competent jurisdiction. These remedies of specific performance and injunction shall be in addition to any other remedy which the Parties may have under this <u>Article 14</u> or by operation of law.

14.09 <u>Costs of Transfer</u>. All costs incurred by the Company in connection with the Transfer of a Member's Shares (including legal fees incurred by the Company in connection with the legal opinions referred to in <u>Section 4.03</u>) shall be borne and paid by the transferring Member within ten (10) days after receipt by such transferring Member of the Company's invoice for the amount due.


ARTICLE 15
WINDING UP

15.01 <u>Events Requiring Winding Up</u>. The Company shall be wound up upon any one or more of the following:

  (a) the expiration of the period, if any, fixed for the duration of the Company set forth in the Certificate of Formation;

  (b) the affirmative vote or the written consent of the holders of fifty percent (50%) of the Members to wind up the Company;

  (c) The Company no longer owns any equity of 151 Coffee or its successors or assigns.

  (d) the entry of a judicial order to wind up the Company; or

  (e) at such time as there is no Member remaining.

15.02 <u>Winding Up Affairs and Distribution of Assets</u>. If an event requiring winding up of the Company occurs, the Managers shall act as liquidator or may appoint one (1) or more Managers or Members as liquidator (the Managers or such other Person or Persons acting as the liquidator being referred to herein as the ***"Liquidator Agent"***). The Liquidator Agent shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the TLLC Law. The costs of liquidation shall be borne as a Company expense. Until final distribution, the Liquidator Agent shall continue to operate the Company Property with all of the power and authority of the Managers. The steps to be accomplished by the Liquidator Agent are as follows:

  (a) as promptly as possible following an event requiring winding up of the Company, and again after final liquidation, the Liquidator Agent shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

  (b) the Liquidator Agent shall cause the notice described in Section 11.052(a)(2) of the TBOC to be mailed to each known creditor of and claimant against the Company in the manner described in Section 11.052(a)(2) of the TBOC;

20

(c) the Liquidator Agent shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation and any loans described in Section 6.06) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Liquidator Agent may reasonably determine); and

(d) all remaining assets of the Company shall be distributed to the Members pro rata in accordance with their Membership Percentage. All distributions in kind (if any) to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses and liabilities shall be allocated to the distributee, pursuant to this Section 15.02. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 15.02 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Shares and all the Company's Property and constitutes a compromise to which all Members have consented within the meaning of Section 101.154 of the TBOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

15.03 Termination. On completion of the distribution of the Company's assets as provided herein, the Managers or the Liquidator Agent (or such other Person or Persons as the TLLC Law may require or permit) shall execute, acknowledge and file a Certificate of Termination with the Secretary of the State of Texas, at which time the Company shall cease to exist as a limited liability company.

ARTICLE 16
GENERAL PROVISIONS

16.01 Offset. Whenever the Company is to pay any sum to any Member, any amounts that such Member owes the Company may be deducted from that sum before payment.

16.02 Invalid Provision. The provisions set forth in this Agreement are severable, and the invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted and, in lieu of each invalid or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to the invalid or unenforceable provision as may be possible and be valid and enforceable.

16.03 Counterparts. While this Agreement may be executed in multiple counterparts, each fully executed copy shall, for all purposes, be deemed to be the original, but all of such executed counterparts shall be deemed to constitute but one and the same agreement.

16.04 Table of Contents; Captions. The table of contents and the titles of the Articles and Sections in this Agreement have been inserted as a matter of convenience of reference only and do not affect the meaning of or construction of any of the terms or provisions in this Agreement.

16.05 Successors and Assigns. Subject to the limitations on transferability and assignment contained in this Agreement, the provisions of this Agreement shall be binding on and inure to the benefit of the Members, and their respective heirs, legal representatives, successors, and assigns.

16.06   Waiver. No failure by any Manager or any Member or the Company to insist upon strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy as a result of a breach thereof shall constitute a waiver of such breach or by any covenant, duty, agreement, or condition.

16.07   Number and Gender. Whenever the context so requires, all words used in this Agreement in any gender will be deemed to include the masculine, feminine, and neuter gender, and all singular words will include the plural and all plural words will include the singular.

16.08   Checks and Drafts. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Company, shall be signed by such agent or agents of the Company and in such manner as shall from time to time be determined by resolutions of the Managers, which resolutions may be adopted on forms prescribed and/or provided by depositories.

16.09   Notices; Waiver of Notices. All notices given under this Agreement shall be deemed to have been given or made (a) if delivered in person, upon actual receipt, (b) if mailed, three (3) days after deposit in the United States mail, certified mail, return receipt requested, postage prepaid, (c) if delivered by overnight delivery service, the day after delivery to the overnight delivery service, or (d) if sent by electronic mail, the following business day. Notwithstanding the foregoing, notices of change of either physical or electronic address shall become effective only upon actual receipt by the Company. All notice addresses shall be the applicable address on file in the books and records of the Company unless properly updated in accordance with the foregoing sentence. Whenever any notice is required to be given to any Member or Manager, a waiver thereof in writing signed by the Member or the Manager entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice to such Member or Manager.

16.10   Governing Law; Venue; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. Subject to Section 16.17, the parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the federal courts of the United States of America or the courts of the State of Texas, in each case located in Collin County, Texas. Subject to Section 16.17, each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, arbitration, or other document by registered mail to the address set forth in Section 16.11 shall be effective service of process for any suit, action, or other proceeding brought in any such court In the event of a direct conflict between the provisions of this Agreement and (a) any provision of the Certificate of Formation, or (b) any mandatory provision of the TLLC Law or the TBOC, the applicable provision of the Certificate of Formation, TLLC Law or the TBOC shall control.

16.11   Notice to Members of Provisions of this Agreement. By executing this Agreement, each Member acknowledges that he has actual notice of (a) all of the provisions of this Agreement, including the restrictions on the Transfer of Shares set forth herein, and (b) all of the provisions of the Certificate of Formation. Each Member hereby agrees that this Agreement constitute adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice thereunder be given.

16.12   Legal Representation. The Members acknowledge and agree that in connection with the negotiation and execution of this Agreement, the law firm of Ferguson Braswell Fraser Kubasta PC has represented the Company and has not represented the interests of any of the Members individually. The Members have been advised to engage separate legal counsel to represent their interests, and to consult with their own advisors, in connection herewith and have done so or have had the opportunity to do so and elected not to obtain such separate representation.

16.13   Entire Agreement.   This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written. The following exhibits are attached to and incorporated into this Agreement:

Exhibit A   Members
Exhibit B   Execution Page

16.14   Amendment of Agreement. This Agreement may be altered, amended or repealed and new Agreement adopted exclusively by the affirmative vote of the Managers; provided, however, that no amendment or new agreement that materially decreases or impairs the rights, or increases the duties or burdens, of any Member may be adopted without the consent of each Member so effected thereby.[2] No provision of this Agreement that establishes a percentage of the Members required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting requirement, unless such is approved by written consent or the affirmative vote of Members holding at least such percentage of Shares then outstanding as the Member voting requirements sought to be reduced. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Exhibit A following any new issuance, redemption, repurchase, or Transfer or other change that impacts the information contained therein that is permitted under this Agreement may be made by the Managers without the consent of or execution by any of the Members. This Section 16.13 shall only be amended with the approval of all of the Members.

16.15   **Public Offering; Right to Convert Corporate Form.**

(a)   If 151 Coffee, undertakes an Initial Public Offering, then the Members will cooperate with each other in good faith to effectuate such Initial Public Offering, including,

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[2] Mark – This change was rejected because we want to ensure that the minimal minority rights contained herein are protected.

without limitation, to the extent such Initial Public Offering may involve converting the Company from a Texas limited liability company to a corporation organized under the laws of Texas or another jurisdiction whether by merger, statutory conversion, a tax-free contribution under Code Section 351 or by such other form of transaction as may be available under applicable law, and the Members hereby agree to cooperate in all respects to effectuate the Initial Public Offering, which may require the conversion of their Shares into shares of common stock or other securities in the Company, another successor entity, or 151 Coffee. For clarity, upon conversion, in no event will the voting ratio between the class A shares of 151 Coffee and the class B shares of 151 Coffee (which are the only shares of 151 Coffee owned by the Company) be less than 10:1, respectively. The Manager, in its sole discretion and without the requirement for any action or approval of any Member, will have the exclusive power and authority to approve and authorize any such conversion. Upon such an election, the Members will, at the expense of 151 Coffee, as soon as practicable thereafter execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all instruments and documents that may be reasonably requested by the Manager or the manager of 151 Coffee to best effectuate the conversion of the Company to a corporation while continuing in full force and effect, to the extent consistent with such conversion, the terms, provisions, and conditions of this Agreement, including, without limitation, all rights, protections and benefits afforded to parties to this Agreement. All Members will work together in good faith to accomplish the conversion in the most tax-advantageous manner reasonably available. It is the intent of the Members that the conversion of the Company and/or 151 Coffee into corporate form is part of the Members' investment decision with respect to the Shares and, in the event of such conversion, all Shares will convert Pro Rata.

(b)   All Members hereby agree to take all actions in connection with an Initial Public Offering (whether or not such Initial Public Offering involves a conversion of the Company as set forth in Section 16.15(a)), including the execution of all documents as may be requested by the Manager (specifically including, but not limited to, a holdback, lockup or similar agreement in connection with such Initial Public Offering).

(c)   The Company and/or 151 Coffee, as applicable, will indemnify and hold harmless each Member from and against all losses, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and charges) resulting from any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular, or other document (including any related registration statement, notification, or the like), or any amendment or supplement thereto, incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any securities law, rule or regulation, in each case applicable to the Company and/or 151 Coffee in connection with any such registration, qualification, or compliance.

(d)   Each Member will, to the extent securities held by such Member are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify the Company and 151 Coffee, each of its directors, officers, partners, legal counsel, and accountants, and each underwriter, if any, of the Company's or 151

Coffee's securities covered by such a registration statement, and each other Member, against all claims, losses, damages, and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company or 151 Coffee, as applicable, each other such Member, and each such underwriter, for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company or 151 Coffee by such Member and stated to be specifically for use therein. A Member's liability at law for indemnification under this <u>Section 16.18(d)</u> (other than for fraud) is expressly limited to the aggregate amount of consideration received by such Member in connection with or pursuant to such Share.

(e)   All expenses incurred by the Company in complying with this <u>Section 16.15,</u> including, without limitation, all registration, qualification, listing and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, fees and disbursements of not more than one (1) counsel for all of the Members chosen by the Manager registering securities in any given registration, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company or 151 Coffee which will be paid in any event by the Company or 151 Coffee, as applicable), will be borne by the Company or 151 Coffee, applicable.

16.16 **Power of Attorney.**

(a)   <u>Each Member hereby irrevocably constitutes, appoints and empowers the Company and its Manager, and their successors and assigns, with full power of substitution and resubstitution, as its true and lawful attorney-in-fact in its name, place and stead and for its use and benefit, to execute, certify, acknowledge, file and record all instruments, agreements and other documents necessary or advisable to carry out the following:</u>

(i)   the organization, continuation, or conversion of the Company under TLLC Law or the qualification of the Company to do business in any jurisdiction;

(ii)   all amendments to this Agreement that may be permitted or required by this Agreement or TLLC Law, including amendments required to effect the admission of new or substituted Members pursuant to and as permitted by this Agreement or to revoke the admission of any Member that is prohibited by this Agreement;

(iii)   the dissolution, liquidation or termination of the Company pursuant to TLLC Law or this Agreement;

(iv)   all business certificates, licenses, permits and any amendments thereto that the Manager deems necessary or appropriate to effectuate the business purposes of the Company;

(v)   all assignment agreements or other instruments of transfer reflecting the transfer of Shares or assets as approved by the Manager;

(vi)   All instruments and documents associated with Section 16.15;

(vii)   all other instruments that may be required or permitted by applicable law to be filed on behalf of the Company and that are not inconsistent with this Agreement; and

(viii)   all other documents or instruments as the Company may deem necessary or appropriate to carry out fully the provisions of this Agreement.

(b)   Each Member authorizes such attorney-in-fact to take any further action that such attorney-in-fact shall consider necessary or appropriate in connection with any of the foregoing, hereby giving such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever necessary or appropriate to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The appointment by each Member of the Company and each of its duly authorized officers, managers, successors and assigns with full power of substitution and resubstitution, as stated above, as attorneys-in-fact shall be deemed to be a power coupled with an interest, shall be irrevocable and shall survive and not be affected by the dissolution, liquidation, termination, bankruptcy, incapacity, disability or death of any Member, in recognition of the fact that each of the Members under this Agreement shall be relying upon the power of the Company and such officers, managers, successors and assigns to act as contemplated by this Agreement in such filing and other action by it on behalf of the Company. The foregoing power of attorney shall survive the transfer by any Member of all or any portion of its Shares in the Company.

16.17   **Waiver of Jury Trial.** **EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

16.18   **Dispute Resolution.** EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND AGREES THAT ALL CLAIMS, CONTROVERSIES, AND DISPUTES ARISING OUT OF OR RELATED TO THIS AGREEMENT, EACH WILL BE ADJUDICATED IN ACCORDANCE WITH THIS SECTION 16.17.

(a)   ANY CLAIM, CONTROVERSY, OR DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED IN

CONNECTION HEREWITH OR THE BREACH HEREOF OR THEREOF, MUST BE RESOLVED BY ARBITRATION ADMINISTERED BY JAMS MEDIATION, ARBITRATION AND ADR SERVICES ("**JAMS**") UNDER JAMS' COMPREHENSIVE ARBITRATION RULES, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF. THE PLACE OF ARBITRATION AND ANY OTHER PROCEEDINGS WILL BE DALLAS, TEXAS.

(b)   ANY AND ALL ARBITRATION PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT WILL BE CONDUCTED BY A SINGLE, NEUTRAL ARBITRATOR WITH SUBSTANTIAL EXPERIENCE IN THE ACTIVE LITIGATION OF MATTERS OF THE SORT AT ISSUE IN THE DISPUTE. THE ARBITRATOR SHALL BE SELECTION BY THE MANAGER FROM THE JAMS' NATIONAL ROSTER OF ARBITRATORS, IN THE MANAGER'S SOLE AND EXLCUSIVE DISCRETION.

(c)   EACH PARTY TO ANY ARBITRATION SHALL BEAR AN EQUAL SHARE OF THE TOTAL ARBITRATOR COMPENSATION AND THE FEES AND EXPENSES CHARGED BY JAMS. IF, AT ANY TIME, ANY PARTY FAILS TO PAY FEES OR EXPENSES WHEN DUE IN FULL, JAMS WILL INFORM ALL PARTIES IN ORDER THAT ONE OF THEM MAY ADVANCE THE REQUIRED PAYMENT. IF NO PARTY ADVANCES THE REQUIRED PAYMENT, JAMS MAY SUSPEND OR TERMINATE THE PROCEEDING. IF ONE PARTY ADVANCES THE PAYMENT OWED BY A NON-PAYING PARTY, THE ARBITRATION WILL PROCEED AND JAMS WILL NOTIFY THE NON-PAYING PARTY THAT IT MUST REIMBURSE THE PAYING PARTY WITHIN FOURTEEN (14) DAYS. IF THE NON-PAYING PARTY DOES NOT MAKE TIMELY PAYMENT, THE ARBITRATOR/ARBITRAL TRIBUNAL WILL ISSUE AN ORDER BARRING THE NON-PAYING PARTY FROM INTRODUCING ANY EVIDENCE IN THE ARBITRATION UNTIL THE NON-PAYING PARTY REIMBURSES THE PAYING PARTY.

(d)   THE PARTIES AGREE THAT THE FOLLOWING PROCEDURES WILL APPLY TO ANY ARBITRATION:

(i)   THE ARBITRAL PANEL MUST PERMIT ANY PARTY TO FILE A MOTION TO DISMISS OR A MOTION FOR SUMMARY DISPOSITION OF A PARTICULAR CLAIM OR ISSUE, OTHER INTERESTED PARTIES MAY RESPOND TO THE FOREGOING MOTIONS AFTER PROVIDING REASONABLE NOTICE, AFTER WHICH THE ARBITRAL PANEL WILL GIVE DUE CONSIDERATION OF SUCH MOTIONS AND ISSUE A WRITTEN RULING ARTICULATING THE BASES FOR ITS DECISION;

(ii)   THE PARTIES SHALL BE PERMITTED TO TAKE AT LEAST FOUR (4) DEPOSITIONS;

(iii)   THE PARTIES SHALL BE PERMITTED TO PROPOUND AT LEAST FIVE (5) INTERROGATORIES, REQUESTS FOR PRODUCTION AND REQUESTS FOR ADMISSION UPON EACH OTHER PARTY;

(iv)   THE ARBITRAL PANEL MAY, AT ITS DISCRETION, EXPAND EQUALLY THE NUMBER OF DEPOSITIONS, INTERROGATORIES, REQUESTS FOR PRODUCTION, OR REQUESTS FOR ADMISSION PERMITTED; AND

(v)   WITHIN THIRTY (30) DAYS OF THE APPOINTMENT OF THE ARBITRATOR(S), THE PARTIES SHALL PRODUCE, OR MAKE AVAILABLE FOR INSPECTION AND COPYING, TO ONE ANOTHER: (1) ALL DOCUMENTS RELEVANT TO THE DISPUTE, AND THE RELATED ALLEGATIONS, CLAIMS AND DEFENSES; AND (2) ALL DOCUMENTS A PARTY INTENDS TO OFFER AS AN EXHIBIT OR EVIDENCE AT THE FINAL HEARING OR OTHER SUMMARY DISPOSITION OF THE PROCEEDING. THE PARTIES SHALL HAVE AN ONGOING OBLIGATION TO SUPPLEMENT THE PRODUCTION OF DOCUMENTS RESPONSIVE TO THIS SECTION THROUGHOUT THE COURSE OF THE ARBITRATION PROCEEDING.

(e)   THE FINAL AWARD SHALL BE MADE WITHIN NINE (9) MONTHS OF THE FILING OF THE NOTICE OF INTENTION TO ARBITRATE, AND THE ARBITRATORS MUST AGREE TO COMPLY WITH THIS SCHEDULE BEFORE ACCEPTING APPOINTMENT. HOWEVER, THIS TIME LIMIT MAY BE EXTENDED BY AGREEMENT OF THE PARTIES OR BY THE ARBITRATORS IF NECESSARY. ANY EXTENSION ORDERED BY THE ARBITRATOR/ARBITRAL TRIBUNAL MUST BE SUPPORTED BY A WRITTEN JUSTIFICATION ARTICULATING THE REASON(S) THE EXTENSION IS NECESSARY AND IN THE INTEREST OF JUSTICE. THE ARBITRATION AWARD WILL BE FINAL, BINDING AND ENFORCEABLE IN ANY COURT OF COMPETENT JURISDICTION. THE ARBITRATOR(S) SHALL ISSUE A REASONED AWARD.

(f)   THE PREVAILING PARTY WILL RECEIVE AN AWARD OF REASONABLE ATTORNEY'S FEES. IF THE ARBITRATOR(S) DETERMINE A PARTY TO BE THE PREVAILING PARTY UNDER CIRCUMSTANCES WHERE THE PREVAILING PARTY WON ON SOME BUT NOT ALL OF THE CLAIMS AND COUNTERCLAIMS, THE ARBITRATOR(S) MAY AWARD THE PREVAILING PARTY AN APPROPRIATE PERCENTAGE OF THE COSTS AND ATTORNEYS' FEES REASONABLY INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH THE ARBITRATION.

(g)   THE PARTIES SHALL MAINTAIN THE CONFIDENTIAL NATURE OF ANY ARBITRATION PROCEEDING AND ANY AWARD, INCLUDING ANY HEARING, EXCEPT AS MAY BE NECESSARY TO PREPARE FOR OR CONDUCT THE ARBITRATION HEARING ON THE MERITS, OR IN CONNECTION WITH A COURT APPLICATION FOR A PRELIMINARY OR EQUITABLE REMEDY, A MOTION TO COMPEL ARBITRATION, JUDICIAL CONFIRMATION OR RECORDING OF THE FINAL AWARD OR ENFORCEMENT OF THE FINAL AWARD, OR UNLESS OTHERWISE REQUIRED BY LAW OR JUDICIAL DECISION

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the day, month and year first written above.


COMPANY:

151 COFFEE EQUITY, LLC,
a Texas limited liability company

By: _____
     Mark Wattles, Manager

MEMBERS:

_____
MARK WATTLES


EXHIBIT A

MEMBER'S NAME AND ADDRESS	NUMBER OF SHARES	MEMBERSHIP PERCENTAGE	INITIAL CONTRIBUTION
Wattles Capital Management, LLC 8925 Sterling St #260 Irving, TX, 75063 MarkWattles@151Coffee.com			

EXHIBIT B

EXECUTION PAGE FOR AGREEMENT

(to be attached to and become part
of the Company Agreement of
151 Coffee Equity, LLC
a Texas limited liability company,
made as of November [__], 2025)

The undersigned acknowledges that he has received a copy of the Company Agreement of 151 Coffee Equity, LLC, a Texas limited liability company, dated as of November [__], 2025, (the *"Agreement"*) and the Amended and Restated Operating Agreement of 151 Coffee, LLC dated _____ that he has read it and is otherwise familiar with terms and conditions of both, and the undersigned agrees and understands that by its execution of this Execution Page, he, she, or it will become bound by the terms and conditions of this Agreement, including, but not limited to, the power of attorney contained in Section 16.16, which creates an irrevocable power of attorney on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Execution Page effective as of the _____ day of _____, 20___.

Name:_____

Address:_____

Initial Contribution:_____

\

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

151 Coffee Equity, LLC
8925 Sterling St #260, Irving, TX 75063

Ladies and Gentlemen:

The undersigned understands that 151 Coffee Equity, LLC, a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to 2,000,000 of Class B Non-Voting Shares (the "Securities") in a Regulation CF Offering. The Company was formed as a crowdfunding special purpose vehicle by 151 Coffee, LLC a Nevada limited liability company (the "Issuer"). All of the proceeds received by the Company in this Offering will be contributed to the Issuer in exchange for Class B Non-Voting Shares of the Issuer. The Class B Non-Voting Shares of the Company relate to the Class B Non-Voting Shares of the Issuer on a one-to-one basis.

This Offering is made pursuant to the Form C, dated November 27, 2025, as may be amended (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on December 31, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by 151 Coffee, LLC (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, , or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Texas which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	8925 Sterling St #260, Irving, TX 75063 E-mail: markwattles@151coffee.com; mikewattles@151coffee.com Attention: Mark Wattles Mike Wattles
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

151 Coffee Equity, LLC
By_____ Name: Title:

Right to Use Agreement

12.31.22

This Right to Use Agreement ("Agreement") effective December 31, 2022 ("Effective Date") is between 151, LLC ("151") a Nevada limited liability company which exclusively owns the 151 Coffee business concept including all trade dress and trademarks related to the 151 Coffee business ("151 Concept"), and 151 Coffee, LLC ("151 Coffee") which owns 151 Coffee stores in Texas.

151 Coffee was previously a subsidiary of 151 that operates 151 Coffee stores using the 151 Concept and was spun out as an independently owned business on the Effective Date.

The intent of this Agreement is to agree to specific terms under which 151 Coffee shall have certain rights to use the 151 Concept, and to own and operate coffee shops using the 151 Concept. This agreement is in anticipation of 151 franchising the 151 Concept at some point in the future, although it is not obligated to do so, and for 151 Coffee to become a franchisee of the 151 Concept if 151 becomes a franchisor. Upon 151 completing the process of becoming a franchisor ("Franchising"), 151 and 151 Coffee will work in good faith together to enter into a Franchise and Development Agreement under the same terms as 151's then standard Franchise and Development agreement. If a term agreed to in this agreement is in material conflict with 151's standard Franchise and Development Agreement and 151 and 151 Coffee cannot come to an agreement on a resolution, then the term of this Agreement that is in conflict will prevail if allowed by law, and be incorporated in to the Franchise and Development Agreement entered into by 151 and 151 Coffee.

151 Coffee has, and will have, no ownership in 151, LLC or the 151 Concept other than the right to operate individual coffee stores it owns using the 151 Concept under this Agreement, each of which must be approved by 151 in advance of their opening. 151 Coffee has no ownership in 151, 151's assets or 151's business. Other than specifically agreed to in this Agreement, 151 has no ownership in 151 Coffee, 151 Coffee's assets or 151 Coffee's business. If at any time 151 Coffee is operating a store that is not in conformity with this Agreement for longer than 2 weeks, then 151 Coffee's right to use the 151 Concept at that location will be terminated upon written notice from 151 and 151 Coffee will remove all 151 Coffee images and trade dress likeness within one month of written notice from 151. If at any time more than 10% of 151 Coffee stores are not in conformity with this Agreement, then 151 shall have the right to cancel 151 Coffee's right to use the 151 Concept at all present or future stores upon written notice.

The following are the terms 151 Coffee and 151 agree to under this Agreement until 151 completes the process of becoming a franchisor of the 151 Concept and they enter into a Franchise and Development Agreement that supersedes this Agreement.

1) Agreement Term: 30 years plus two 10 yr options using the then current franchise terms. The Agreement Term will be shortened if the maximum length of time allowed by the law requires. Each store will have its own term start date. The start date of the term shall be the later of the date of store opening or the date of this Agreement.

2) Fees (Franchise fees upon Franchising.):
   a) Royalty Fees
      i) In calendar year 2023-2026: Royalty of 5% on gross sales paid by 151 Coffee to 151.
      ii) In calendar year 2027 and each year thereafter. Royalty on gross sales:
         (1) four and one-half percent (4.5%) of the Store's Gross Sales during the preceding calendar week if the Store's Gross Sales during such preceding calendar week were less than Twenty-Thousand Dollars ($20,000);
         (2) five and one-half percent (5.5%) of the Store's Gross Sales during the preceding calendar week if the Store's Gross Sales during such preceding calendar week were between Twenty-Thousand Dollars ($20,000) and Twenty-Five Thousand Dollars ($25,000); and
         (3) seven percent (7%) of the Store's Gross Sales during the preceding calendar week if the Store's Gross Sales during such preceding calendar week were more than Twenty-Five Thousand Dollars ($25,000).
      iii) **"Gross Sales"** means the aggregate amount of all revenue and other consideration generated from any source, including, without limitation, from selling products, services, and merchandise; other types of revenue you receive, including the proceeds of business interruption insurance; and (if barter is permitted by us) the value of products, services, and merchandise bartered in exchange for the Store's products, services, or merchandise. For clarity; all free and discounted drinks, food and other products shall be booked as revenue at full menu pricing for the purpose of calculating Gross Sales.
   b) Brand Fees of 1% of Gross Sales in 2023-2026, 2% thereafter. This fee shall be adjusted each year at the discretion of 151 paid on payment Day
   c) Tech fee of .25% of Gross Sales starting in 2026. This fee may be adjusted at anytime based on the cost of 151 providing tech support to 151 Coffee.
   d) All of the above fees shall be calculated weekly. Each calendar week begins on Monday and ends on Sunday, although upon notice to 151 Coffee, 151 may change

the first and last days of each calendar week for Royalty Fees (and other payment) calculation purposes.

    e) All of the above fees for the prior week shall be paid on or before end of day Tuesday of the next calendar week (the "**Payment Day**") by wire transfer or ACH.

3) 151 Coffee will buy coffee, energy, syrup and sauces and other products related to its offerings from 151 or its chosen suppliers. Beginning in 2026 151 will charge a markup/profit and receive rebates from third party suppliers.

4) 151 Coffee may elect to use 151 store opening services for $100,000 fee per store. 151 may discontinue this service at its sole discretion anytime. All cost of the store opening will be passed on to 151 Coffee at 151's cost other than the $100,000 fee upon the opening date.

5) 151 Coffee has the Development rights for 1,000 151 Concept stores ("Development Rights").

    a) The first 400 stores shall be paid in advance at a cost of $17,500k per store for a total of $7,000,000 in Development Rights and Franchise Fee under the following schedule:

        i) $4,812,500 paid on 12.31.22 (275 stores)

        ii) $1,312,500 due on or before 12.31.23 (75 stores)

        iii) $875,000 due on or before 6.30.25 (50 stores)

    b) The next 600 stores shall cost:

        i) $25,000 franchise fee each paid on or before the opening date of each store, plus;

        ii) $10,000 per store development fee = $6,000,000 total due as follows:

            (1) $500,000 on or before 12.31.25

            (2) $1,000,000 on or before 6.30.26

            (3) $1,000,000 on or before 12.31.26

            (4) $2,000,000 on or before 6.30.27

            (5) $1,500,000 on or before 12.31.27

            (6) At any time 151 Coffee can elect to forfeit its rights to the remaining 600 stores in Section 5(b) above that are not yet paid for, in which case 151 Coffee shall not be obligated to any further Development Rights or Franchise Fees for those stores and 151 will have no obligations related to those stores. If any of the above payments are not made prior to the date required then all additional unpaid for Development Rights shall be forfeited. Under no circumstances will 151 reimburse 151 Coffee for monies paid to 151 for Development Rights or Franchise Fees. 151 Coffee will not open 151 Concept stores that it has not fully paid for and 151 Coffee will demolish any

construction work that has been done towards opening a 151 Concept store that has not been fully paid for.

c) First 400 store territory: DFW MSA, LA, OK, KS, NB, SD, ND, MN, IA, WI, MS

   i) Minimum per year store opening requirement ("MPY"):

     (1) 2 in 2024, 2025 and 2026,

     (2) 20 in 2027,

     (3) 40 in 2028,

     (4) 80 in 2029,

     (5) 150 in each year thereafter until reaching max Development Rights (1000 stores).

     (6) Extra stores opened above the minimums in any year count towards future obligations.

     (7) Upon reaching 1,000 stores or defaulting under it's minimum store opening obligations, 151 may sell franchise rights in 151 Coffee's territory for any site outside of a 2 mile radius of an opened and operating 151 Coffee store.

     (8) The forfeiture of Development Rights or failure to make payments in 7.b.ii.6. above and the resulting reduction in total stores of 151 Coffee's Development Rights shall not change the required minimum per year store openings in this section 7.c.i.

   ii) Territories added as a result of the increase to the 1,000 store territory from the 400 store territory in 5 above shall be chosen by mutual agreement at the time funds are delivered to 151 with each additional payment. 151 having final say in the case of disagreement. The additional territories shall be contiguous to 151 Coffee's existing territory unless those territories have already been sold at the time of 151 Coffee's addition territory being added. The terms in sections 5c above will apply to all of the 1,000 stores. The MPY will remain the same as listed in 5.c above.

   iii) For as long as 151 Coffee is meeting all of its obligations contained in this Agreement and is not in default of any of its terms, and has not exercised its option to forfeit its rights under Section 5.b(6) above; 1) 151 will not own a majority interest in any 151 Coffee stores, and 2) 151 will not operate any 151 Coffee stores that 151 owns a majority interest in, 3) nor will 151 award the rights to open any 151 Coffee stores to any entity in which Mark Wattles or his affiliates own a majority interest, without first giving 151 Coffee the right of first refusal to open those same stores under the same terms as offered to Wattles and his affiliates.

Both parties in this agreement are managed by Mark Wattles. The ownership in both parties is the same entity and that that entity is managed by Mark Wattles. Conflicts may arise from this Agreement in which case both parties agree to the resolution that Mark Wattles determines in his sole discretion and believes is fair and reasonable. No damages can be claimed by either party towards the other as a result of Mark Wattles decisions regarding conflict resolutions.

Agreed to;

151 Coffee, LLC

_____

By: Mark Wattles, Manager

151, LLC

_____

By: Mark Wattles, Manager